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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Clementis

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 08 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34757 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

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DAT : 6/8/04

Elementis plc Annual Report 2003

82-34751





specialty chemical





RECEIVED
2004 JUN -8 A 10:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

manager



AR/S
12-31-03

growth



culture

performance





acquisitions

ELEMENTIS

Elementis is a global company made up of specialist business teams:
- Specialties
- Pigments
- Chromium
- Specialty Rubber

Financial highlights

The Elementis strategy is focused on growth, both through the development of existing businesses and through acquisition.






- Sales £368.2 million up 1 per cent (2002: £364.9 million)
- Operating profit (before goodwill amortisation and exceptionals) £24.5 million up 20 per cent (2002: £20.5 million)
- Profit before tax, goodwill amortisation and exceptionals £18.3 million down 7 per cent (2002: £19.7 million)
- Earnings per share (before goodwill amortisation and exceptionals) 3.0 pence down 12 per cent (2002: 3.4 pence)
- Operating profit/(loss) after goodwill amortisation and exceptionals £10.9 million (2002: loss of £37.7 million)
- Profit/(loss) before tax after goodwill amortisation and exceptionals £5.5 million (2002: loss of £34.2 million)
- Basic earnings/(loss) per share 1.0 pence (2002: loss of 7.1 pence)
- Net year end gearing 16 per cent* (2002: 12 per cent*)

* ratio of net borrowings to shareholders' funds plus net borrowings

Elementis at a glance







Elementis

Elementis is a specialty chemicals company comprising four separate businesses. Each business – Specialties, Pigments, Chromium and Specialty Rubber – holds a leading market position in its chosen sectors. Elementis employs more than 2,000 people at over 40 sites in Europe, Asia Pacific, North America and Africa.

Elementis plc is listed on the London Stock Exchange and has its global headquarters in Staines, UK.

Strategy

The Elementis growth strategy is to transform the business into a leading global specialty chemicals company. To achieve this goal, the Elementis management team and businesses are targeting four key objectives: achieving step change improvement in financial performance; securing sector leadership in key markets; capturing inter-business synergies to achieve top quartile excellence in all operations and processes; and the expansion of platforms to drive growth.

The four businesses have individual growth strategies as detailed on this page and, in addition, the Elementis growth strategy has an emphasis on Elementis Specialties, including acquisitions that generate synergies with the existing portfolio.

Specialties

Elementis Specialties is a world leading producer of rheology and surface chemical additives. Elementis Specialties also manufacture a line of pigment dispersions and a variety of other specialty additives and polymers. Rheological additives are used to make products thicker or thinner and affect feel, flow and pour. Surface chemical additives are used to control surface reactions such as how solutions dry, level, coat and stick. From their strong global market platform Elementis Specialties supply products to the coatings, oil drilling, inks, personal care and adhesive industries.

Strategy

Elementis Specialties is the Elementis primary focus for growth. Organic growth, technology expansion and acquisitions will drive this strategy forward.

During 2003, Elementis Specialties introduced an external innovation team and increased R&D spend as part of their drive for organic growth. Current strengths in rheology and surface chemistry were extended and growth in non-solvent based technology and products is being achieved. Through the development of new products for high growth markets and geographic leverage Elementis Specialties aim to enhance their differentiated sector leadership positions.

Results for Elementis Specialties and Elementis Pigments are reported together.

Pigments

Elementis Pigments is a world leading producer of synthetic iron oxides manufacturing over 200 separate products. Iron oxide pigments and chromium oxide pigments for example are offered to the coatings market while other Elementis Pigments products are used in construction applications. The Pigments chemical business unit offers high purity iron oxide pigments which meet the highest industry standards and are used in applications such as cosmetics and pet food.

Strategy

Elementis Pigments' strategy is to be the leading supplier in the world's premium value markets for iron oxide pigments. Driving Elementis Pigments growth is the expansion of their highly competitive cost base into the premium European and Asian markets, including the construction of a new plant in Taicang, China. During 2002, Elementis Pigments exited from certain non-core and declining businesses, with the process completing in 2003. The business has implemented a global cost rationalisation programme, and this, together with an increased product portfolio, positions the business well for achievement of its longer-term goals.

£209.3 million

Sales (2002: £225.0 million)

£17.6 million*

Operating profit (2002: £18.7 million*)

* before goodwill and amortisation and exceptionals



Our global reach

North America
Amarillo, US
Belleville, US
Castle Hayne, US
Charleston, US
Colton, US
Corpus Christi, US
Dakota City, US
Easton, US
East St Louis, US
Gallatin, US
Hightstown, US
Jersey City, US
Milwaukee, US
Newberry Springs, US
Ontario, CAN
Sept-Iles, CAN
St Louis, US

Africa
Alrode, SA

Europe
Birtley, UK
Brussels, BEL
Cologne, GER
Eaglescliffe, UK
Livingston, UK
Market Harborough, UK
Oosterhout, NETH
Rotterdam, NETH
Staines, UK
Yateley, UK

Asia Pacific & Australia
Batu Caves, MAL
Changxing, CHI
Dandenong, CHI
Darwin, AUS
Hawthorne, AUS
Hong Kong, CHI
Kalgoorlie, AUS
Mount Isa, AUS
Osaka, JAP
Perth, AUS
Selangor, MAL
Shanghai, CHI
Shenzhen, CHI
Taicang, CHI
Townsville, AUS

Key
Specialties
Pigments
Chromium
Specialty Rubber
Head office



Chromium

Elementis Chromium is the world's largest producer of chromium chemicals. With over 80 years of specialist expertise, Elementis Chromium is the only manufacturer to offer the complete range of chromium products. Elementis Chromium's products are used worldwide in a variety of applications.

Strategy

Elementis Chromium aim to further enhance their position as global leader of the chromium chemicals business, with lower cost, superior quality, higher environmental standards and full market coverage. Following the acquisition of the chromium chemicals manufacturing facility of Occidental Chemicals in December 2002, Elementis Chromium is positioned to compete successfully in all market sectors. The acquisition has allowed Elementis Chromium to maintain a cost advantage in global markets. During 2003 Elementis Chromium won several health, safety and environmental awards and has launched a new behavioural safety programme, demonstrating their determination to become industry leaders in the health, safety and environmental arena.

£121.9 million
Sales (2002: £109.0 million)

£6.8 million*
Operating profit (2002: £3.7 million*)
* before exceptionals



Specialty Rubber

Elementis Specialty Rubber produces Linatex, the leading brand of wet abrasion resistant rubber for materials handling. Linatex rubber products are used to extend the life of equipment in industries such as minerals processing, sand and gravel and transportation. Further applications are found in the defence and security sectors to reduce noise, resist abrasion and absorb energy.

Strategy

Elementis Specialty Rubber aims to leverage their Linatex brand and quality leadership on a global basis. Following the appointment of a new Managing Director in July 2002 the business has seen improved performance through volume growth, business streamlining and cost reduction measures. Expansion of partnerships with original equipment manufacturers and new product introductions has aided the geographic expansion into rapidly growing markets.

£42.7 million
Sales (2002: £37.8 million)

£0.0 million*
Operating profit/(loss) (2002: £(2.0) million*)
* before exceptionals

Our core values

At Elementis we use our brand values to set guidelines for the way we work and to help us position ourselves in the marketplace, distinguish ourselves from our competitors and give consistency in our communication. They are:

Committed
We do what we say we'll do

Bold
We take action and get things done

Specialty chemicals
We aim for premium positioning in our markets

Progressive
We keep looking, and going forward

Outstanding performance
We thrive on comparison with other companies

Mutual growth
We seek to grow for the personal and financial benefit of our people, customers, suppliers, shareholders and communities

Maximises potential
We identify, develop and deliver the potential of people, technology and markets

Chairman's statement

I am pleased to report an operating profit for the year, before goodwill amortisation and exceptionals, of £24.5 million, an improvement of 20 per cent over the previous year.



Jonathan Fry *Chairman*

I am pleased to report an operating profit for the year, before goodwill amortisation and exceptionals, of £24.5 million, an improvement of 20 per cent over the previous year. This has been achieved despite the difficult economic environment, particularly in North America, and is a result of Elementis strengthening its market positions and improving costs.

Further progress has been made towards transforming the Company's earnings, despite difficult market conditions. The Elementis Specialties business has begun to show early signs of accelerated growth as a result of recent investment in technology development. The chromium chemicals market, in decline since 2000, has shown signs of rationalisation and an end to the sustained price erosion of the last several years. Elementis Pigments has continued to deliver steady operating profit recovery on structural cost improvement, which should be supported by the start-up of the new plant in Taicang, China due to be fully commissioned in late 2004. Finally, the Specialty Rubber business has eliminated previous operating losses on the back of strong sales recovery.

Earnings per share, before goodwill amortisation and exceptionals, is 3.0 pence for the year versus 3.4 pence last year. Earnings per share on this basis were lower than last year, despite the higher operating profit, as a result of higher FRS17 finance charges and a higher tax rate. Basic earnings per share is 1.0 pence (2002: loss of 7.1 pence).

Health, safety and the environment

Environmental performance improved during 2003 and overall safety has also shown a positive trend. Elementis management and employees are acutely conscious of the Company's environmental, social and ethical responsibilities to all its stakeholders. A summary of our position in relation to sustainable development, which encompasses health, safety and the environment, can be found later in this report.

Board change

Richard (Rick) McNeel resigned from the Board as a non-executive director at the end of December 2003, due to his relocation back to the US and the assumption of further business commitments. Rick had served as a member of the Elementis Board since 2000. We thank him for his contribution to the development of the Company during that time and wish him well for the future. We anticipate the appointment of a replacement non-executive director during the course of 2004.

People

In the prevailing difficult economic conditions, the progress we have made towards our growth objectives has been realised thanks to the skill, hard work and commitment of our employees. On behalf of the directors and shareholders I thank everyone for their contribution to the solid growth platform established in 2003.

Distribution to shareholders

Once again, the distribution to shareholders will take the form of an issue of redeemable B shares. Ordinary shareholders on the register on 27 April 2004 will receive redeemable B shares with a total value of 1.1 pence for each ordinary share held. This compares with 1.1 pence for the comparable issue last year

The total nominal value of redeemable B shares issued to shareholders during 2003 was 2.2 pence per ordinary share.

Outlook

Assuming continued low overall economic growth, the outlook for Elementis in 2004 is likely to be clouded by continued raw material cost pressure, the cost of implementation of the enterprise resource planning (ERP) system ahead of delivery of anticipated savings, start-up costs of the Taicang plant, and a lack of immediate growth prospects for Chromium chemicals. While the key elements of the programme to bring about step change improvements in the financial performance of all Elementis businesses are expected to be implemented in the next 12 months, it is by no means clear at this stage that Elementis will be able to improve operating profit in 2004.

Jonathan Fry
Chairman
26 February 2004

2003: Our year in review

January ①
Launch of Elementis brand values
The Elementis brand values were introduced in January 2003, coinciding with the fifth anniversary of the creation of Elementis plc.



February ②
Rubber continuous press production
Cured rubber sheet production started on the new continuous rubber sheet press at the Specialty Rubber Malaysian facility.



April ③
Specialties innovation board inaugural meeting
April saw the inaugural meeting of the Elementis Specialties external innovation board. The board works with Elementis Specialities to accelerate the Specialties product innovation process.



June
Ground breaking at new Chinese plant
Ground breaking took place at the site of the new Elementis Pigments plant at Taicang, China.



October ④
Chromium supply contract
Elementis Chromium announced a $5.0 million supply contract with Nippon Chemical of Japan.

November
New product introductions
Elementis Specialties announced the introduction of four new products in November.

December
Chromium price increase
A phased 10-15 per cent chromium price increase was announced in December.



Enterprise Resource Planning implementation ⑤
The first stage of the Elementis Enterprise Resource Planning system was implemented in Elementis Specialties in December.

Chief Executive's strategic review

All Elementis businesses made significant progress towards achieving their targeted step change improvements in financial performance.



Geoff Gaywood Chief Executive

All Elementis businesses made significant progress towards achieving their targeted step change improvements in financial performance. Cost control and cash conservation disciplines were maintained, while significant investments in future growth and efficiency drivers were made. Industrial markets however showed little overall sign of recovery and energy and raw materials price increases caused pressure on margins. Nevertheless, Elementis sales rose and operating profit performance continued to improve.

Elementis Specialties showed a modest sales improvement, when measured in US dollars, as strong growth in the personal care and oilfield sectors was partially offset by weak demand in the US coatings market. The business restructured its R&D resources and increased expenditure on R&D and Innovation by 26 per cent compared to 2002. A pipeline of new product and technology platforms targeted to deliver accelerated sales growth is now emerging, with four new product platforms introduced late in 2003 and more planned for 2004. Assessment of acquisition opportunities continued throughout 2003. Acquisition remains a key element of our strategy for accelerated growth in Elementis Specialties.

Elementis Pigments improved its operating profit in 2003 on modest underlying sales growth in US dollars, by lowering its overall manufacturing cost and maintaining its premium market position. Construction of the new plant at Taicang, China, is progressing as planned and it is anticipated that commissioning will be completed towards the end of 2004. After absorption of start-up costs, migration towards a lower aggregate cost base is expected to continue, providing a strong platform for further growth in the fast-growing Asian markets.

At Elementis Chromium, the integration of the OxyChem chromium chemicals acquisition proceeded well, with savings exceeding our original expectations in both scale and timing. Our aggregate cost base was significantly reduced, enabling Elementis Chromium to improve operating profit in difficult conditions. The Chromium chemicals market in 2003 was characterised by ongoing overcapacity and a continuing decline in prices. Towards the end of the year capacity rationalisation in Asia gathered momentum and rising costs and environmental pressures began to influence the market. In late 2003, Elementis Chromium announced a phased 10-15 per cent price increase, to take effect at the beginning of 2004. Going forward, pricing strategy will be a key focus for this business.

By focusing firmly on driving sales in market sectors where Linatex has proven product performance superiority, Specialty Rubber has eliminated its 2002 losses. Progress was made in all geographic areas, supported by an improved performance from the recently commissioned plant in Malaysia. The emphasis on sales growth initiatives to leverage the installed manufacturing base will continue throughout 2004.

The strategic importance of China to Elementis, both as a dynamic growth market and as a manufacturing base, was recognised in 2003 with the promotion of Godwin Lee to the newly created post of General Manager, China Region. He has leadership responsibility for expanding the Elementis presence in this region and is a member of the Management Team.

The Elementis global ERP system successfully went live in Elementis Specialties in late 2003. This programme is designed to provide a platform for operational excellence, best practice business processes and knowledge transfer across all Elementis businesses. Implementation will proceed in Chromium, Pigments and Specialty Rubber during the course of 2004. The total costs



Geoff Gaywood and the China Management Team, Elementis Pigments site, Taicang, China.



December 2003 – MEP Dr Gordon Adam visited Elementis Chromium, Eaglescliffe, UK.

Sales increased to £368.2 million (2002: £364.9 million)

Operating profit (before goodwill and exceptionals) increased to £24.5 million (2002: £20.5 million)

of the programme are estimated at approximately £13.0 million, with cost saving benefits estimated at approximately £3.0 million per annum once implementation is complete. The full benefits will be realised from 2005 onwards.

Since its introduction in 2001, the total accumulated benefits from the Elementis Six Sigma programme have passed £8.2 million, with total associated costs estimated at £2.3 million. During 2003, a number of Six Sigma senior practitioners (Black Belts) were temporarily assigned to the ERP programme, reducing the savings directly attributable to Six Sigma in the year. Many new Six Sigma opportunities have however been identified for exploitation when renewed emphasis is applied during 2004. Six Sigma is a methodology widely used in process industries to increase quality and efficiency by reducing process variability.

Senior management at Elementis has worked alongside the European and UK chemical industry associations during 2003 to press for improvements to the workability of the proposed European REACH (registration, evaluation and authorisation of chemicals) regulation. We welcome regulation that addresses potential risks and enforces identical high ethical operating standards upon all market participants. The currently proposed regulation is however still highly bureaucratic and of particular concern is the disproportionate cost burden which would be placed on specialty chemical companies and smaller companies. These organisations produce modest volumes of a wide range of highly specific end-use products, each of which potentially carries the same regulatory cost as high volume products. REACH also carries a further cost impact on innovation and investment, both for chemical and downstream industries, which is likely to curb the development of new products and technologies and could accelerate the migration of manufacturing industry and innovation away from the European Union.

Objectives reached in 2003

- Improved operating performance
- Integration of OxyChem acquisition
- First implementation of ERP system
- Establishment of Asia Pacific infrastructure

Objectives for 2004

- Accelerate growth in specialty chemicals business
- Margin recovery in Elementis Chromium
- Commissioning of new Elementis Pigments plant in China
- Completion of ERP implementation

Health, safety and the environment are key issues for Elementis. This year's Annual Report includes a report on sustainable development, setting out for the first time our performance and policies, and indicating our future goals. The sustainable development report reflects our own, deeply held corporate values.

With low growth rates generally predicted for most of the world's major economies, we do not expect significant demand improvement in 2004. At the same time, we anticipate that some key raw material and energy costs will remain high.

Geoff Gaywood
Chief Executive
26 February 2004

Elementis Specialties



Elementis Specialties is a leading producer of rheological and surface chemistry additives that affect the feel, flow and finish of everyday products. The extensive Specialties product portfolio serves a variety of industries. Teams of Elementis Specialties experts work closely with customers to provide them with the solutions they need at each stage of their processes.

2003 Highlights

- Innovation Board identified 11 new potential technology platforms
- Successful introduction of four new products
- Successful implementation of new ERP system
- Double digit sales growth in Asia Pacific

Business review for 2003

Elementis Specialties' strategic goal is to become a leading specialty chemicals business in rheology and surface chemistry and to achieve significant step change growth. In 2003, Specialties successfully increased sales revenue in US dollars, despite difficult economic conditions. Sales were marginally lower in constant currency terms as strong growth in the personal care and oil field sectors was partially offset by weak demand in the US coatings market. Overall market growth was low. The North American coatings market declined, while the markets in Europe and Asia grew by 3 and 6 per cent respectively. The markets for inks and consumer products were flat. Specialties outperformed the market in four key areas of focus: aqueous coatings, oil, consumer and Asia Pacific, with volume growth in consumer and oil markets in particular offsetting the weak demand for North American coatings.

Continued investment in the long-term growth drivers of the business has resulted in significant progress, including the introduction of the Elementis Specialties innovation model. The model is fully operational and has generated a pipeline of promising development projects, as well as facilitating the introduction of four new products to the marketplace in 2003.

Elementis Specialties celebrated the successful 'go live' of the new Elementis ERP system in late 2003. This system increases the ability of Elementis Specialties to share information, manage transactions and anticipate the needs of the customer base.

Management team

rom left to right:
raham Sayers, Vice President
trategic Planning and Analysis
artin Neil, Vice President Operations
arry Brenner, Vice President Global Purchasing
evin Erickson, Vice President Human Resources
ahir Ibrahim, Vice President Finance
eil Carr, President
m Gambino, Vice President
nd Chief Technology Officer



Innovation

During the course of 2003, Elementis Specialties launched a new innovation model, which separates the product development process into three distinct areas: research and development, licensing, and commercial development. While the focus of each area is different, the areas work closely together as one functional team. Each area's activities are driven exclusively by the strategic and commercial needs of the business.

Elementis Specialties is a solutions-based business, of which product is just one part. During 2004 the innovation team will focus on a small number of objectives, including integration of product development process activities with those of the customers, building strategic alliances with customers and increasing the speed to market of customers' products.



Elementis Specialties
Geographical analysis of sales by volume 2003



North America	45%
Europe	33%
Asia Pacific	12%
Rest of world	10%

Elementis Specialties
Sales by market sector (volume) 2003



Coatings	51%
Oil drilling	18%
Inks	7%
Consumer	5%
Others	19%

Our strategy for 2004

- Use of innovation to develop new technology platforms
- Focused growth in key geographic and product markets
- Increased 'customer intimacy' and market-focused organisation
- Operational excellence and productivity gains

Elementis Pigments



Elementis Pigments is a world-leading producer of a broad range of synthetic iron oxides and complementary products. These products serve a variety of global industries, including paint and coatings, construction and building products, plastics, paper and cosmetics.

2003 Highlights

- Continued improvement in financial results
- New product introductions broadened product line
- Increased market penetration in the North American construction sector
- Tight cost controls in place
- Construction started for new Chinese plant
- Successful restructuring of operation at Birtley, UK

Business review for 2003

Elementis Pigments achieved an increase in US dollar sales from continuing operations and US dollar operating profit in 2003, despite the generally difficult business environment. The same trends were evident on a constant currency basis. The important paint and coatings market is mature worldwide, with market volume growth for Pigments products in North America, for example, estimated at between zero and 1 per cent in 2003. The market was negatively impacted in 2003 by a combination of economic uncertainty and poor weather, particularly in the Eastern United States. The chemicals market showed variable worldwide trends, with the printing market growing at an estimated 8 per cent per annum, while the carboxylates market remained over supplied. Sales growth has nevertheless been achieved by leveraging customer relationships and broadening the product portfolio, with several product lines experiencing double digit year on year volume growth.

Operating profit improved over the previous year as higher energy costs were more than offset by lower manufacturing costs and positive currency effects.

Tight cost control measures remained in place throughout 2003. Additional cost and operational efficiencies were achieved through a commitment to Six Sigma programmes and stable operations initiatives.

Growth in productivity for a number of operations, such as paint dryer and toner black production, resulted in increased customer service levels, scheduling flexibility and cost absorption.

During 2003 the Elementis Pigments operation based in Birtley, UK, was successfully restructured. Construction also began on a new plant at Taicang, China, which will be the second Elementis Pigments manufacturing base in the region. Full commissioning of the new plant is expected to take place in late 2004. Increasing the percentage of manufactured products sourced from the Elementis Pigments Asian supply base is an important factor in revenue growth.

Implementation of the Elementis ERP system is expected to take place in mid 2004. Anticipated operational benefits include improved supply chain visibility.

Management team

[illegible]

Steve Wittenauer, Vice President of Finance
Godwin Lee, General Manager, China Region
Dave Dutro, President
Dennis Valentino, Vice President
World Wide Operations
Eric Dick, Vice President Construction
Jerry Horton, Vice President Human Resources
Dave Becher, Vice President of Material
Jim Heney, Vice President Coatings and Chemicals





China

The Asia Pacific region is currently one of the world's most dynamic growth markets and manufacturing bases and is of great importance to Elementis Pigments. Following in the successful footsteps of our manufacturing base at Shenzhen, China, we have started construction of a second site in China. The new facility, in Taicang, will be a world class iron oxide manufacturing unit. Construction started in June 2003 and it is anticipated that the Taicang unit will be fully commissioned in late 2004.



Elementis Pigments
Geographical analysis of sales by volume 2003



North America	55%
Europe	27%
Asia Pacific	12%
Rest of world	6%

Elementis Pigments
Sales by market sector (volume) 2003



Coatings	45%
Construction	35%
Chemicals	20%

Our strategy for 2004

- Drive top line sales
- Continue aggressive cost reduction initiatives
- Leverage low cost product supply model
- Achieve industry leading customer order fulfillment levels

Elementis Chromium



Elementis Chromium is the world's largest producer of chromium chemicals. The primary focus of the business is continuous growth underpinned by operational excellence and a proactive approach to product stewardship.

2003 Highlights

- Successful integration of OxyChem acquisition delivers significant benefits
- Strategic supply contract with Nippon Chemicals
- Increase in sales to China
- Launch of new product, CA Ultra™

Business review for 2003

Elementis Chromium's operating profit increased by 84 per cent to £6.8 million in 2003 with sales increasing by 12 per cent to £121.9 million, 15 per cent on a constant currency basis, in the same period. It is estimated that between 2002 and 2003 the total Western market for chromium chemicals fell by 3 per cent in volume terms.

Demand in most market sectors was weak and, in particular, the market for chromic oxide was affected by the continuing slowdown in aerospace, refractories and pigments. In contrast to this general market slowdown, the market for chromium chemicals in China is estimated to have grown by approximately 7 per cent. New business won by Elementis Chromium in the Asia Pacific region doubled in 2003 to over £10.0 million including product supplied by Elementis Chromium to Nippon Chemical, following the phased closure of Nippon Chemical's Japanese chromium dichromate facility, announced in October 2003.

The US Environmental Protection Agency (EPA), following concerns regarding the potential impact of the arsenic content on end users, withdrew registration for Chromated Copper Arsenate (CCA) for residential use from the market with effect from 1 January 2004. With proposed replacements meeting customer resistance on performance and cost grounds, it remains unclear which products will now replace CCA. A decision by the EPA to allow registration of ACC, an arsenic-free chromium based alternative, which is currently used in the German market, is still pending.

Downward pressure on pricing was evident throughout 2003 and capacity rationalisation continued in the chromium producing sector, with three plants in China and Japan, which together represent 7 per cent of global capacity, closing in the last four months. Prices for a wide range of raw materials continued to increase throughout 2003. A phased price increase of 10-15 per cent, effective from January 2004, was announced by Elementis Chromium to customers in late 2003.

Integration of the existing Elementis Chromium US operations with those of the acquired OxyChem chemicals business proceeded throughout 2003. Integration synergies have exceeded original expectations in both size and timing. Extension of the Elementis Six Sigma initiative to the acquired operation contributed to annualised savings in 2003 of approximately £1.4 million for the Chromium business. Customer retention during the period has been close to 100 per cent.

In December 2003 Elementis Chromium launched a new chromic acid product known as CA Ultra™. The product is complementary to the existing Elementis CA21 product range and should provide opportunities for growth.

Management team

From left to right:
Mark Kenrick, Manufacturing Director
Jon Dean, Commercial Director
David Raw, Technical Director
Caroline Shen, Strategic Analyst
Roger Perkins, Finance Director
John McConnell, Human Resources Director
Paul Tomkinson, Managing Director





OxyChem acquisition

Elementis Chromium acquired OxyChem's North Carolina, US, chromium chemicals business in December 2002. Within three weeks of the acquisition, Elementis Chromium had closed production at its existing Texas facility whilst doubling output in North Carolina to near capacity operation. Synergy benefits have been progressively raised from an originally estimated £10.0 million over two years to £15.0 million, which has mostly been achieved in calendar year 2003. Customer retention at the end of 2003 was close to 100 per cent. Elementis Chromium is now the only producer of primary chromium chemicals in North America and Europe, with a rapidly expanding presence in Asia Pacific.



Elementis Chromium Geographical analysis of sales by volume 2003



North America	46%
Europe	33%
Asia Pacific	13%
Rest of world	8%

Elementis Chromium Geographical analysis of sales by volume 2002



North America	42%
Europe	45%
Asia Pacific	7%
Rest of world	6%

Our strategy for 2004

- Restore pricing to acceptable level
- Further expand Chinese market position
- Improve Japanese market presence
- Increase sales of the new product range
- Continue to provide product stewardship leadership in the industry

Elementis Specialty Rubber



Specialty Rubber is an international manufacturer of high quality wet abrasion resistant rubber products. These products, marketed under the Linatex brand name, protect plant and equipment from the wear and tear generated in high abrasion operating environments, such as those to be found in the mining industry. Specialty Rubber also produces a range of equipment for use in these markets.

2003 Highlights
- Sales increase of 13 per cent
- Production of cured rubber sheet from our new continuous press
- Production transferred to lower cost Malaysian base
- Elimination of operating loss before exceptionals

Business review for 2003

Significant progress was made in 2003 with sales increasing by 13 per cent to £42.7 million, despite low growth in the global mining sector, a primary market for Specialty Rubber. The decline in the value of the US dollar negatively impacted the mining markets in Australia and South Africa in particular.

The sand and gravel market also remained depressed throughout 2003, primarily due to a lack of growth in the European construction sector. In the vehicle market, global demand remained robust.

In 2003 Specialty Rubber achieved an operating level break even before exceptionals, versus a loss for 2002 of £2.0 million. The new plant in Malaysia has delivered improved operating efficiences.

Specialty Rubber sales were above 2002 levels in every geographic region with particular progress being made in Europe, Australia and the Americas. Sales growth was secured in cured rubber sheet, a primary product, and especially strong growth was seen in three additional product categories: moulded products, hoses and capital equipment. We did not however see strong growth in our operating markets during 2003. Mining remains the primary market for the exceptional anti-abrasion qualities of Linatex rubber.

During 2003, additional investment was made in expanding the moulded products capacity in order to meet the strong demand. Continued robust growth in this area is anticipated as moulded products made from Linatex rubber have significant benefits, especially in equipment protection. Following the acquisition of the Dunlop Hose business in 2002, there has been strong sales growth in this product range, especially in Australia. Capital equipment sales have also increased following a renewed commitment to this product category and focused sales and marketing efforts targeting the world's major mine sites.

Throughout 2003 there was a continued transfer of production from higher cost areas of the world to the new plant in Malaysia. Specialty Rubber is pursuing rapid sales growth in order to optimise utilisation of these production capacities. In support of this strategy, special programmes are underway to improve quality and supply chain processes. These are expected to remain key areas of focus during 2004.











Management team

From left to right:
Neil Macleod, Finance Director
Greg McClatchy, Managing Director



Not photographed
John Hayes, Supply Chain Director
Martine Robins, Human Resources Director
Bob Stewart, Strategic Development and Technology Director
Jon Woollins, New Business Development Manager
Dirk van den Berg, General Manager South Africa
Bruce Cooke, General Manager Europe
Greg Caddle, General Manager Americas
Henk van Kruining, General Manager Asia Pacific
M G Sekaran, General Manager Malaysia

Continuous press

During 2003, Specialty Rubber commissioned its new continuous press plant at Batu Caves, Malaysia. The majority of cured rubber sheet volume is now produced using this new equipment, which is designed to deliver improved thickness tolerance, higher quality, and lower operating costs. The plant is also capable of supporting significant volume growth without incurring significant additional fixed costs.



Elementis Specialty Rubber Geographical analysis of sales by volume 2003



North America	20%
Europe	43%
Asia Pacific	23%
Rest of world	14%

Elementis Specialty Rubber Sales by market sector (value) 2003



Mining	62%
Sand and gravel	8%
Belting	7%
Vehicle	7%
Other	16%

Our strategy for 2004

- Continued sales growth in traditional products and geographies
- Step change sales growth in moulded products
- Additional expansion in high growth markets such as Latin America and China
- Optimisation of Malaysian production efficiencies

Financial review

Sales increased to £368.2 million in 2003 while operating profit* increased to £24.5 million.



Brian Taylorson Finance Director

Overview

Sales increased by 1 per cent to £368.2 million versus the previous year. The increase after adjusting for businesses sold during 2002 was 3 per cent which on a constant currency basis represented an increase of 6 per cent. The major factor in the sales increase was volume gains at Elementis Chromium, largely as a result of the OxyChem acquisition, offset to some extent by price erosion in the same business.

Operating profit before goodwill amortisation and exceptionals improved by 20 per cent over the previous year to £24.5 million and on a constant currency basis was similar to the previous year.

Operating profit after goodwill amortisation and exceptionals was £10.9 million (2002: loss of £37.7 million) for the year.

Sales in the second half of 2003 were 5 per cent higher than the prior year at £179.5 million (2002: £170.4 million). Operating profit before goodwill amortisation and exceptionals was 67 per cent higher in the second half of 2003 at £10.0 million (2002: £6.0 million).

*before goodwill amortisation and exceptionals

Specialties and Pigments

£million	2003	2002
Sales	**209.3**	225.0
Adjusted operating profit*	**17.6**	18.7
Operating profit	**3.7**	0.7

* before goodwill amortisation and exceptionals

Sales on continuing businesses in constant currency were in line with the previous year, while reported sales in sterling were lower by £15.7 million at £209.3 million. £7.6 million of the decrease was due to currency movements and £7.8 million related to businesses sold during 2002.

Operating profit before goodwill amortisation and exceptionals was £1.1 million lower than the previous year at £17.6 million. Marginally higher volumes and currency benefits, arising largely from a stronger Euro, were more than offset by higher energy and raw material costs, ERP spend and a planned increase in spending on R&D and the Innovation programme.

Elementis Specialties

Sales in Elementis Specialties on a constant currency basis were marginally lower than the previous year as strong growth in the personal care and oilfield sectors was partially offset by weak demand in the US coatings market.

Operating profit before goodwill amortisation and exceptionals was lower than the previous year as a 2 per cent improvement in volume and a positive currency impact were offset by a planned increase in spending on R&D and the Innovation programme, as well as higher raw material and energy costs. Weak demand in the high margin US coatings market was also a factor.

Elementis Pigments

Sales in Elementis Pigments on a constant currency basis increased by 2 per cent on higher volumes after adjusting for businesses sold in 2002. Operating profit improved over the previous year as higher energy costs were more than offset by lower manufacturing costs and positive currency effects.

Elementis Chromium

£million	2003	2002
Sales	**121.9**	109.0
Adjusted operating profit*	**6.8**	3.7
Operating profit/(loss)	**7.4**	(35.8)

* before exceptionals

Sales in Elementis Chromium increased by 12 per cent to £121.9 million and on a constant currency basis sales increased by 15 per cent.

The OxyChem business, acquired in December 2002, added around £30.0 million to sales while average pricing versus last year declined by approximately 9 per cent.

Operating profit before exceptionals increased by 84 per cent to £6.8 million versus the previous year. Benefits of the OxyChem acquisition, including integration savings, which exceeded the original expectations in both size and timing, were offset by lower selling prices and higher energy costs.

Sales

	Sales 2002 £million	Effect of exchange rates £million	Businesses sold in 2002 £million	**Inc/(dec) 2003 £million**	**Sales 2003 £million**
Specialties and Pigments	225.0	(7.6)	(7.8)	**(0.3)**	**209.3**
Chromium	109.0	(3.4)	–	**16.3**	**121.9**
Specialty Rubber	37.8	2.0	–	**2.9**	**42.7**
Inter-company	(6.9)	–	–	**1.2**	**(5.7)**
	364.9	(9.0)	(7.8)	**20.1**	**368.2**

Operating profit before goodwill amortisation and exceptionals

	Operating profit* 2002 £million	Effect of exchange rates £million	**Inc/(dec) 2003 £million**	**Operating profit* 2003 £million**
Specialties and Pigments	18.7	3.2	**(4.3)**	**17.6**
Chromium	3.7	–	**3.1**	**6.8**
Specialty Rubber	(2.0)	1.0	**1.0**	**–**
Associates	0.1	–	**–**	**0.1**
	20.5	4.2	**(0.2)**	**24.5**

* before goodwill amortisation and exceptionals

Specialty Rubber

£million	2003	2002
Sales	**42.7**	37.8
Adjusted operating result*	**–**	(2.0)
Operating profit/(loss)	**(0.3)**	(2.7)

* before exceptionals

Sales in Specialty Rubber increased by 13 per cent to £42.7 million, driven by strong volume growth across most sectors and positive currency effects as a result of significant sales in Europe, South Africa and Asia Pacific.

Driven by higher sales volumes and positive currency effects, the business achieved a break even operating result before exceptionals for the year versus a loss on the same basis for 2002 of £2.0 million.

Exceptionals

Total exceptional items in the year were £0.4 million (2002: £40.4 million). These comprised:

	£million
Operating:	
Redundancy and restructuring costs	**(2.0)**
Insurance proceeds	**0.8**
	(1.2)
Non operating:	
Profit on disposal of property	**0.8**
	(0.4)

The redundancy and restructuring costs arose following the introduction of the new ERP system and the re-organisation of financial and administrative activities into two shared service centres.

Insurance proceeds relate to the partial recovery of costs charged to exceptionals in previous years. A profit on disposal of property arose from the sale of two properties that remained from a business sold in 2001. Net proceeds were £1.1 million.

Interest

£million	2003	2002
On net borrowings	**(1.9)**	(1.9)
Pension finance charge	**(4.2)**	0.1
Discount on provisions	**(0.9)**	(1.0)
Other	**0.8**	2.0
Total	**(6.2)**	(0.8)

Interest payable on net borrowings was unchanged during the year at £1.9 million. The finance charge in respect of pension and post-retirement benefits increased by £4.3 million in the year due to a £38.3 million increase in the net deficit in the schemes at the beginning of 2003 versus the previous year.

Interest cover – the ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings – was 12.9 times (2002: 10.8 times).

Taxation

Tax (charge)/credit	£million	Effective rate
Before goodwill amortisation exceptionals	**(5.3)**	**29%**
Goodwill amortisation	**4.4**	**36%**
Exceptionals	**(0.2)**	**(41%)**
Total	**(1.1)**	**21%**

The effective rate of tax on profit before goodwill amortisation and exceptionals was 29 per cent (2002: 25 per cent).

The increase in the rate was due to the overall mix of taxable profits across the countries in which Elementis operates. This mix would have resulted in a higher rate than 29 per cent in 2003 but was offset by the release of provisions against prior years where a number of open issues have been resolved. Potential deferred tax assets of £23.2 million (2002: £23.9 million) have not been recognised.

The effective tax rate on profit before goodwill amortisation and exceptionals in 2004 will again be dependent on the mix of profits primarily between the UK and the US. This effective rate is more volatile since the adoption, in 2002, of FRS19 which requires full provision for deferred taxation. Nevertheless, the effective tax rate in profit before goodwill amortisation and exceptionals in 2004 is expected to be similar to the current year.

Financial review
continued

Turnover

£368.2million


600
500
400
300
200
100
01
02

Operating profit*

£24.5million


30
25
20
15
10
5
01
02

Earnings per share*

3.0 pence


3.5
3.0
2.5
2.0
1.5
1.0
0.5
01
02

Net borrowings

£46.9 million


60
50
40
30
20
10
01
02

*before goodwill amortisation and exceptional

Earnings per share

Earnings per share for the Group was 1.0 pence per share (2002: loss of 7.1 pence per share). The 2002 number was impacted by the exceptional charges arising in 2002 following the Chromium business acquisition and subsequent plant rationalisation. Earnings per share before goodwill amortisation and exceptionals was 12 per cent lower at 3.0 pence (2002: 3.4 pence) as the increase in operating profit was more than offset by higher FRS17 pension finance charges and an increased tax charge.

Dividends and issue of redeemable B shares

The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. The Board instead intends to continue with the programme, started in 2000, of issuing and redeeming redeemable B shares.

The total nominal value of redeemable B shares issued to shareholders during 2003 was 2.2 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 27 April 2004, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.1 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 4 May 2004. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 4 May 2004.

Cash flow

Net borrowings increased by £9.5 million in the year to £46.9 million. Working capital increased following the acquisition of the OxyChem chrome chemicals business in December 2002. At the end of the year the working capital increase was £2.9 million (2002: decrease of £4.9 million) and as a consequence, the ratio of working capital to sales decreased from 17.9 per cent to 17.5 per cent.

The cash flow is summarised below:

	2003 £million	2002 £million
Earnings before interest, tax, exceptionals, depreciation and amortisation	**40.1**	38.8
Change in working capital	**(2.9)**	4.9
Other	**(22.0)**	(2.6)
Capital expenditure	**(21.0)**	(16.2)
	(5.8)	24.9
Redemption of B shares	**(9.5)**	(9.6)
Acquisitions and disposals	**0.8**	(15.3)
Currency fluctuations	**5.0**	2.6
	(9.5)	2.6
Net borrowings at start of year	**(37.4)**	(40.0)
Net borrowings at end of year	**(46.9)**	(37.4)

Other cash flows increased by £19.4 million, mainly due to increased contributions to pension schemes and the settlement of restructuring provisions made in 2002.

Capital expenditure

Capital expenditure in the year was £21.0 million (2002: £16.2 million) which represented 134 per cent of depreciation (2002: 89 per cent) as the Group invested in the ERP project and commenced construction of a new Pigments plant in Taicang, China.

Total spend in the year included £7.7 million (2002: £3.8 million) in relation to the ERP project and £1.9 million (2002: £nil) for the Pigments plant in China. These projects are expected to be completed during 2004, incurring further planned expenditure of approximately £10.0 million.

Balance Sheet

	2003 £million	2002 £million
Intangible fixed assets	**159.3**	187.9
Other net assets	**139.9**	126.7
	299.2	314.6
Shareholders' funds	**252.3**	277.2
Net borrowings	**46.9**	37.4
	299.2	314.6
Gearing[1]	**16%**	12%

1 the ratio of net borrowings to shareholders' funds plus net borrowings

During the year the Group re-negotiated its main sources of finance and entered into new facilities totalling £175 million. The main financing source for the Group is a £160 million syndicated bank facility, signed in November 2003, which falls due for repayment in January 2007.

Currency fluctuations had a significant impact on shareholders' funds. The main sterling currency exchange rates relevant to Elementis are set out below:

	2003		2002	
	Year end	Avge	Year end	Avge
US dollar	**1.79**	**1.64**	1.61	1.51
Euro	**1.42**	**1.45**	1.53	1.58

The majority of the Group's assets are stated in US dollars and the weakening of the US dollar in 2003 reduced shareholders' funds by £21.5 million.

Pensions and other post retirement benefits

The Group provides retirement benefits for the majority of its employees mainly through defined benefit schemes. A small number of defined contribution schemes are also provided and an unfunded post-retirement medical benefit scheme is provided in the US.

In 2002, the Group fully adopted FRS17 and the net pension liability reflected on the balance sheet was £63.6 million. The net pension liability, which is calculated by the Group's actuaries and based upon market values of the schemes' assets and liabilities, reduced in the year by £10.8 million to £52.8 million. The general upturn in global equity markets, which increased the value of the assets, was partly offset by an increase in the present value of liabilities as a result of lower corporate bond rates.

The total cost of pensions and post-retirement health care in the year was £8.5 million (2002: £5.3 million). This included a credit in respect of past service of £1.3 million (2002: £nil) and finance charges of £4.2 million (2002: credit of £0.1 million). Pension contributions in the year amounted to £14.4 million (2002: £7.7 million). The estimated contribution in 2004 is approximately £8.4 million.

Treasury

Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury service centre, the principal function of which is to manage and monitor the Group's external and internal funding requirements and treasury risks, including interest rate and currency management.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources. Certain derivative financial instruments (principally interest rate swaps and forward foreign currency contracts) are entered into in order to manage interest rate and currency risks efficiently.

The Group does not hold or issue derivative financial instruments for speculative trading purposes.

Interest rate risk

The Group borrows at both fixed and floating interest rates and then uses interest rate swaps to generate the required interest rate profile. The Group has no specific proportion of its borrowings that should be at fixed rates of interest. Due to the current low interest rate environment and the Group's low level of gearing, all borrowings are currently at floating interest rates, with no borrowings at fixed rates (2002: £nil).

Currency risk

Businesses use forward foreign currency contracts to hedge transaction exposures where deemed appropriate in consultation with Group Treasury. Elementis manages its global businesses on a US dollar basis and does not seek to fully mitigate the effect of US dollar translation exposure to its sterling reported asset base through dollar borrowings.

Liquidity risk

Group funding policy is to have committed borrowings in place to cover at least 125 per cent of peak forecast net borrowings for at least a 12 month forward period. At the year end, the Group had £109.2 million (2002: £174.5 million) of undrawn committed facilities.

Counterparty credit risk

The Group controls counterparty credit risk by entering into cash deposits and financial instruments with authorised counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon their credit rating and by regular review of these ratings. Counterparty positions are monitored on a regular basis.

International Accounting Standards

All listed companies are required to present consolidated financial information that fully complies with International Financing Reporting Standards (IFRS) for accounting periods starting on or after 1 January 2005. During 2003, Elementis prepared a detailed project plan and made an initial assessment of the main areas of difference between its financial statements currently prepared under UK GAAP and the financial statements prepared under IFRS.

The main differences between IFRS GAAP and UK GAAP that are expected to affect Elementis are in the areas of deferred taxation, employee benefits, pension schemes, business combinations, financial instruments and hedging.



Brian Taylorson
Finance Director
26 February 2004

Board of directors


Jonathan Fry Non-executive Chairman


Geoff Gaywood Chief Executive


Brian Taylorson Finance Director


Philip Brown Executive Director and Company Secretary


Michael Hartnall Non-executive Director


Edward Wilson Non-executive Director

The Board

Jonathan Fry

Non-executive Chairman, age 66

Jonathan Fry became Chairman of Elementis in September 1997 and is Chairman of the Nomination and Remuneration Committees. He is also Chairman of Control Risks Group Holdings Limited.

Geoff Gaywood

Chief Executive, age 60

Geoff Gaywood was appointed Chief Executive in October 2001. He was previously Managing Director of the European division of International Specialty Products, Inc and general manager of its global acetylenics business. Prior to that, he was with the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. Most recently Geoff Gaywood was Director of Chemicals at Ernst & Young LLP based in the UK. He was born and educated in England and holds a degree in chemical engineering from London University.

Brian Taylorson

Finance Director, age 48

Brian Taylorson was appointed Finance Director in April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he held a number of positions in finance. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Philip Brown

Executive Director and Company Secretary, age 55

Philip Brown was appointed an executive director of Elementis in July 2000, with responsibility for company secretarial and legal affairs; he also chairs the Elementis risk management committee. Philip Brown joined Elementis as Company Secretary from Ranks Hovis McDougall in 1992. He holds a law degree and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Michael Hartnall

Non-executive Director, age 61

Michael Hartnall was appointed a non-executive director of Elementis in 1993. He is the senior non-executive director and Chairman of the Audit Committee. He is a non-executive director of BAE SYSTEMS plc and Lonmin plc. Michael Hartnall retired as Finance Director of Rexam PLC in 2003 after holding the post for 16 years.

Edward Wilson

Non-executive Director, age 59

Edward Wilson was appointed a non-executive director of Elementis in July 1999. He was Chief Executive Officer of Vantico Group until 2001 and prior to that was with Koch Industries International Europe and the Dow Chemical Company. In 2002 he formed Chemair Limited a consultancy company advising governments, financial institutions and industry in the fields of energy, petrochemicals and plastics.

Management team

The Elementis Management team both reviews operational issues and progresses the development of strategic topics.



From left to right:
Geoff Gaywood
Greg McClatchy
Gary Castellino
Neil Carr
Peter Russell
Godwin Lee
Jon Cheele

Management team

Geoff Gaywood
Chief Executive, age 60
Geoff Gaywood was appointed Chief Executive in October 2001. He was previously Managing Director of the European division of International Specialty Products, Inc and general manager of its global acetylenics business. Prior to that, he was with the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. Most recently Geoff Gaywood was Director of Chemicals at Ernst & Young LLP based in the UK. He was born and educated in England and holds a degree in chemical engineering from London University.

Brian Taylorson
Finance Director, age 48
Brian Taylorson was appointed Finance Director in April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he held a number of positions in finance. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Philip Brown
Executive Director and Company Secretary, age 55
Philip Brown was appointed an executive director of Elementis in July 2000, with responsibility for company secretarial and legal affairs; he also chairs the Elementis risk management committee. Philip Brown joined Elementis as Company Secretary from Ranks Hovis McDougall in 1992. He holds a law degree and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Paul Tomkinson
Managing Director Elementis Chromium, age 50
Paul Tomkinson was appointed Managing Director of Elementis Chromium in July 1999. He joined Elementis in 1984 and worked in the Chromium business until 1997, when he was appointed Managing Director of the Catalyst, Zinc Products and Carboxylates business. His early career was spent in Shell, British Gas and Rolls Royce.

David Dutro
Managing Director Elementis Pigments, age 48
David Dutro joined Elementis in November 1998 as Managing Director of Elementis Pigments. He was previously Vice President General Manager of Universal Foods' Dairy and Food Ingredients business (now Sensient Technologies Corp), prior to which he was with ICI in the colours, polymer additives and surfactants businesses.

Neil Carr
Managing Director Elementis Specialties, age 40
Neil Carr was appointed Managing Director of Elementis Specialties in May 2000. He joined Elementis in 1998 as Group Director of Human Resources from SmithKline Beecham, where he was Human Resource Director, Worldwide Supply Operations.

Greg McClatchy
Managing Director Specialty Rubber, age 39
Greg McClatchy was appointed Managing Director of Specialty Rubber in July 2002. He joined Elementis Pigments in 1999 and was most recently Managing Director at Elementis Pigments Durham. He was previously with Universal Foods' Dairy and Food Ingredients business (now Sensient Technologies Corp) and ICI's polymer additives business.

Gary Castellino
Chief Information Officer, age 52
Gary Castellino was appointed Chief Information Officer in January 2002. He joined Elementis from Interlogix, Inc where he was Vice President and Chief Information Officer. He was previously Vice President and Chief Information Officer with International Specialty Products, Inc.

Jon Cheele
Director of ERP Programme, age 43
Jon Cheele joined Elementis in July 1999 as Commercial Director, Elementis Chromium and was appointed Director of ERP Programme in December 2001. His early career was spent with ICI and Zeneca where he was most recently General Manager Resins, for the Americas and Asia Pacific at Zeneca Specialties (now Avecia).

Peter Russell
Director of Human Resources, age 57
Peter Russell joined Elementis as Director of Human Resources in December 2001. Previously he ran his own consultancy company providing coaching and support to board level executives. Prior to that, he held a number of senior global and European HR positions in the automotive and IT industries.

Godwin Lee
General Manager, China Region, age 41
Godwin Lee joined Elementis in July 1999 and was appointed General Manager, China Region in November 2003. He is also responsible for the Elementis Pigments business in the Asia Pacific region. Godwin Lee was previously a Regional General Manager with General Electric Plastics, China.

Hilary Reid Evans
Head of Investor Relations and Corporate Communications, age 52
Hilary was appointed Head of Investor Relations in March 2003. She joined Elementis from Xenova Group plc, a London listed biotechnology company, where she had been Head of Corporate Communications since 1996. Prior to this she held communications roles in TLG plc and Thorn EMI plc.

How decisions are made
"Individual areas of responsibility, clear information flow within and from outside the Company and the application of our values ensure our decision making is prompt and well informed."
Geoff Gaywood

How information is shared
"Management team meetings and monthly business review meetings ensure the team is up to speed with the latest information and thinking across the Company."
Gary Castellino

Our values
"Our values are part of the way we think and operate. We apply them to our strategic planning, communication and decision making – to create a unique Elementis brand."
Hilary Reid Evans

Alignment of policies
"Policies are continually reviewed to ensure that they are aligned to the needs of the businesses. Whilst local requirements may mean that some details differ, we strive to ensure that the principles can be equally applied to all."
Peter Russell

From left to right:
Paul Tomkinson
David Dutro
Hilary Reid Evans
Brian Taylorson
Philip Brown



Sustainable development

The following is a summary of the Elementis Sustainable Development Programme. A publication containing further details of this programme can be obtained from the Elementis plc Corporate Communications department.

Our commitment

Elementis is committed to the highest standards of corporate governance. We strive to conduct our business with integrity and respect for others, as well as complying with the law in all the jurisdictions within which we operate. We see sustainable development as a natural and key element of the way in which we aim to develop our business.

We define sustainable development as the ability to meet the needs of the present, without compromising the ability of future generations to meet their own needs. Sustainable development encompasses a balance between three components - social, ecological and economic development.

The Elementis Health, Safety and Environmental Policy

Elementis conducts its business worldwide with the highest concern for the health and safety of its employees, contractors, customers, neighbours and the general public and for the environment in which it operates.

Elementis seeks to identify and eliminate occupational health hazards, is committed to providing a safe work place for all its employees and strives for zero injuries.

Elementis aspires to best in class performance in all aspects of environmental management. It views compliance with all applicable legal requirements and legal codes of practice as its minimum standard and works pro-actively to reduce emissions and waste from its products and processes.

Elementis supports the chemical industry's Responsible Care programme and applies these principles in its worldwide operations. Elementis recognises the importance of communications with all interested parties and is committed to informing its employees, contractors, customers, neighbours and the general public promptly of any significant hazards that arise from its operations.

The Board and senior management of Elementis are committed to this policy and continually monitor performance to ensure its implementation.



Sustainable Development Leadership

The Chief Executive of Elementis plc has Board level responsibility for sustainable development, including health, safety and environmental (HSE) issues.

The Elementis Governance Committee, which comprises the Chief Executive, Finance Director, Company Secretary and Director of Human Resources, oversees sustainable development policy, issues guidelines and sets overall direction.

A small corporate team comprising the Head of Global Manufacturing and corporate HSE managers supports the Governance Committee, providing advice and monitoring progress.

The Elementis Management Team, which includes the operating business unit heads, ensures the integration of sustainable development into the company's strategy and objectives.

The Managing Directors of the four businesses (Specialties, Pigments, Chromium and Specialty Rubber) are responsible for the HSE performance of their businesses. HSE policy is implemented at the operating sites through line manufacturing and HSE managers. The corporate HSE team provides an additional link between the Management Team and the businesses: setting corporate policies, giving professional advice, creating and delivering improvement initiatives, measuring performance and auditing.

Health and safety

The health and safety of our employees and of others affected by our activities is of the utmost importance to us.

A number of programmes have been initiated since 2001 to ensure we achieve continual improvement in our health and safety activities. These include:

- a comprehensive incident and 'near-miss' reporting and investigation system
- formal safety management systems
- adoption of corporate policies for life critical procedures such as working at heights, hot work and fork truck operation
- a focus on promoting safe behaviour through behavioural safety programmes
- safety audits and follow up to points arising from those audits.

As a result of these initiatives, the frequency of more serious injuries has reduced and our emphasis has moved to reducing the number of lesser incidents, including near misses.


Desert tortoise (Gopherus agassizii), Elementis Specialties, Newberry Springs, US.


Waste water treatment plant ground breaking, Elementis Specialties, Charleston, US.



Admired company, role model status
External recognition of good performance
Product stewardship
Responsible in the community
Healthy and safe employees
Environmentally sound operations
Procedures and systems

The sustainable development pyramid.

An improving trend in lost time accidents

A key measure of safety performance is the number of lost time accidents (LTAs). LTAs are defined in the UK as 'injuries resulting in greater than three days lost (not including the day of injury)'.

Since 2000, our LTA rate has reduced by 51 per cent to 0.28 per 100,000 hours worked. This compares favourably with the UK CIA[1] average of 0.31.

An improvement in recordable incidents

Following our successful improvement in the number of LTAs, we have adopted on a global basis the US OSHA[2] definition of recordable injuries and illnesses. This more detailed measure of underlying safety performance includes all incidents that require more than first aid treatment. Our recordable incident rate in 2003 has improved significantly to 2.45 per 200,000 hours worked, down from 3.35 in 2002.

Recordable incident rate (per 200,000 hours)



6.0
5.0
4.0
3.0
2.0
1.0
ACC[3] rate
00
01
02
03
04 target
Top 25%

Planning for further improvement

We currently use three specific techniques to ensure we continue to improve our safety performance:

- the Elementis incident investigation reporting system, implemented in 2001, which gives an intensified focus on minor accidents and near misses
- particular programmes targeting behavioural safety
- management safety inspections.

Corporate health and safety compliance audits

We conduct regular health and safety audits. This includes a programme to ensure we meet the legal requirements and codes of practice in the countries in which we operate, as well as our own HSE policy commitments. Health and safety audits have been carried out within the last two years at all Elementis sites in the US, and at the five principal manufacturing sites in the UK, mainland Europe and Malaysia.

1 Chemical Industries Association
2 Occupational Health & Safety Administration
3 American Chemistry Council

Safety goal

Elementis is committed to providing a safe work place. Our objective is zero injuries.

During 2003, we reduced recordable incidents by approximately 26 per cent, to 2.3 per 200,000 hours worked. Our target for 2004 is a reduction to 1.8 incidents. This would represent a further 26 per cent improvement towards our longer-term goal of being in the top quartile for comparable companies in both the US and the UK, by 2006.

Human value and employee benefits

Elementis aims to maximise human value through enhancing the expertise and knowledge of employees and extending their career choice.

The success of our business is highly dependent on the quality of the contribution our people make to the Company and society. We aim to demonstrate that working at Elementis can significantly enhance individuals' skills and employability, and that the organisation is truly committed to maximising the potential of employees.

Our approach to Human Value can be summarised in the following four policy statements. We shall:

- create an environment that allows people the opportunity to increase their knowledge and skills through personal development and learning so as to sustain the Company's competitive position regarding human capital
- enable individuals and teams to maximise their contribution and realise their potential for both their own development and the Company's goals through continuous performance and potential management
- be receptive to the opportunity to create and support equal opportunity and diversity in all our locations worldwide in all businesses
- ensure that our people are supported by a culture of Well-Being that focuses on both prevention and cure as part of a positive mental and physical health policy.

Equality of opportunity

We strive to ensure that no existing or potential Elementis employee receives less favourable treatment than another on the grounds of race, colour, nationality, ethnic origin, gender, sexual orientation, marital or parental status, age, disability, social or economic class, trade-union membership or non-membership, religion or political beliefs. The Elementis fair employment policies also recognise that employees should be able to conduct their duties free from the threat of bullying or harassment.

Sustainable development
continued

Employee Well-Being

Elementis aims to create a work environment where the physical and mental health of our people is seen as paramount, and where we proactively manage all health issues.

We are committed to adopting best practice as our Well-Being standard, and will take steps to close identified gaps during 2004/2005. This involves the implementation of a co-ordinated and integrated range of regional initiatives that focus on both prevention and cure of health issues. Once implemented, all Elementis operations will meet regional best practice in the areas of employee assistance programmes, health awareness, health screening, HIV education and support as well as long-term disability and sickness programmes.

Our commitment to the environment

At Elementis, it is our policy to manage our environmental obligations responsibly, and with careful regard for sustainable development. In our decision-making we seek to establish a balance between our financial growth targets and reducing our impact on the environment.

Our twin goals are zero environmental incidents and a continual improvement in environmental performance.

In recent years we have successfully reduced the number of environmental incidents and we are working to ensure that this reduction continues. Our target for 2004 is zero environmental incidents at a level that requires reporting to the relevant regulatory authority. We have in place processes and procedures to ensure that minor spills and leaks are subject to a full incident investigation process, reinforcing our culture of zero tolerance of environmental incidents.

As a result of these and other measures our environmental performance for on-going businesses has improved significantly in recent years with just five minor incidents occurring in 2003, down from eight in 2002 and 27 in 2001.



Environmental incidents (number)


30
25
20
15
10
5
Tier 3
Tier 2
01
02

Environmental monitoring

Emissions to air, discharges to water and solid waste, together with energy and water consumption are monitored and reported by Elementis as required for permits or licences issued by regulatory authorities. Beyond that we recognise the importance of using the data as a basis for further reductions in emissions, discharges and solid waste sent to landfill.

Emissions to air

We began the introduction of monitoring for air emissions, on a company-wide basis, during the course of 2002/2003. As a result data for some sites are sparse and it is therefore too early to show trends. Future reports will include data which allow trends to be assessed.

Discharges to water

We measure water quality in terms of the Biological Oxygen Demand, Chemical Oxygen Demand and Total Suspended Solids. Since comprehensive data collection only began in 2002 it is not yet possible to discern meaningful trends.

Solid waste

Due to the nature of our business, we generate a certain quantity of hazardous waste. The volume of this waste has been reduced ten fold since 1999, due in large part to the introduction of a residue treatment process at our Eaglescliffe, UK, chromium plant.



The Elementis Pigments head office relocated to a new site in East St Louis, Illinois, US, as part of an urban regeneration project.



Red admiral butterfly, the Admiralty Ecology Site, Elementis Chromium, Eaglescliffe, UK.



A number of South African school children are being financially supported by Elementis Specialty Rubber.

Hazardous waste (mt/mt)


0.3
0.2
0.1
99
00
01
02
03

In the UK and Europe there is a legal obligation to recover and recycle packaging waste. Elementis fulfils the legal obligations for packaging recovery and recycling through participating in approved schemes (for example in the UK through membership of VALPAK).

Water consumption

Elementis does not operate manufacturing facilities in areas of extreme water shortage, with the exception of the Specialties Hectorite mine in the Californian desert. Nevertheless the Company recognises the global need to conserve water. Water consumption at Elementis has been reducing since 2000.

Water consumption (million litres)


7500
5000
2500
99
00
01
02
03

Energy consumption

Energy data are collected from all sites. This information is used to assess where energy efficiency/conservation improvements can be made.

Since 1999 specific energy consumption per tonne of production has fallen, as shown in the following chart

Specific energy consumption (GJ/mt)


30
25
20
15
10
5
Average 00-02
03 total

Other environmental improvements

Other projects that reduce our impact on the environment are actively pursued. For example, at Elementis Specialties, Livingston, UK, extra dewatering of organoclay, combined with a change in skip size has reduced vehicle movements between the plant and the landfill by approximately 50 per cent. We have reduced the landfill loading per year by 5,000MT and are saving £80,000 per year on transport and disposal costs.

Corporate environmental compliance audits

Elementis has embarked on a programme of environmental compliance audits under the direction of counsel. The audits have begun in the US and will be rolled out to cover all Elementis operations worldwide.

Sustainable development
continued

Responsible Care

Elementis is committed to Responsible Care, the chemical industry's global voluntary initiative to continually improve performance in the areas of environmental protection, health and safety. Responsible Care is an important component of our strategy for sustainable development. It minimises the impact on the environment, conserves valuable natural resources and ensures responsible product stewardship up and down the supply chain.

Elementis is a member of the CIA and has signed up to the Responsible Care Guiding Principles, which are applied by Elementis worldwide. Additionally, Elementis Specialties in the US is a member of the ACC and complies with the ACC Responsible Care® requirements.

During 2002 Elementis Specialties, Livingston, UK, became the first business in Scotland, and the fourth in the UK, to be awarded third party certification for excellence in health, safety and environmental performance under the Chemical Industries Association Responsible Care initiative.

Product Stewardship

Elementis recognises that correct handling and use of products is vital even after they have left our direct control. The Company is taking steps through a range of Product Stewardship activities to protect the health and safety of people who transport or use our products, and those who might be affected indirectly. Included in these activities is technical advice on waste disposal and environmental protection from the effects of our products throughout their life cycle. Many Elementis products contribute to sustainable development. Chromium, for example, has properties that extend the life of articles such as leather, timber and metals.

All the Elementis businesses have proactive programmes to promote product stewardship.

Resource conservation

All sites are active in maximising yields through the formal "stable manufacturing" improvement process, which reduces variability. A number of Six Sigma improvement projects over the past two years have also contributed to resource conservation.

EU Chemical Regulations (REACH)

Elementis is taking an active role in the debate regarding the proposed new EU Chemicals Policy, REACH (Registration, Evaluation and Authorisation of Chemicals).

The declared aim of REACH is to increase the protection of human health and the environment, while maintaining and enhancing competitiveness and innovation.

Elementis supports this aim but following an in-depth study of the proposals Elementis has expressed reservations about the workability of the proposed regulations.

Overall if the proposals go ahead as drafted it would impact around 83 substances manufactured by Elementis. The cost to the Company is estimated to be €14-33 million ($16-37 million) over an 11 year period.

Community initiatives

Policy

It is the Elementis policy to actively promote the safety and well being of the communities in which we operate and to ensure that we conduct our business in a way that is open and transparent to our neighbours.

Strategic direction

We seek to engage positively with our local communities. It is our policy to operate as a 'good neighbour' and we, for example, encourage and facilitate employees volunteering for fund raising in support of local community organisations.

Implementation

Amongst the programmes ongoing in 2003 were:

- development of The Admiralty Ecology Site at Eaglescliffe, UK
- protection of a class one Tortoise Habitat, California, US
- support for children's homes, abused women's shelters, literacy training and a helpline and medical assistance for AIDS sufferers by employees of Specialty Rubber, South Africa.

Establishment of policy

Elementis takes a decentralised approach to working with the communities in which we operate. The Company sets guidelines but does not dictate any specific areas or priority for corporate support, since we are aware that needs and priorities vary from community to community.

Certain activities are excluded from Elementis involvement or support, such as:

- non profit organisations in the US not eligible for support under federal IRS code
- endowments
- fraternal and veterans groups
- individuals
- political organisations and campaigns
- sectarian or religious groups
- discriminatory groups.

Report of the directors

Report and financial statements
The directors submit their report and the audited financial statements for the year ended 31 December 2003. For the purposes of this report, the expression "Company" means Elementis plc and the expression "Group" means the Company and its subsidiaries.

Results
The Group profit for the year attributable to shareholders amounted to £4.3 million (2002: loss of £30.8 million).

Distribution to Shareholders
At the Annual General Meeting held on 28 April 2000, shareholders conferred authority on the Board to issue redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during the year was 2.2 pence per ordinary share. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 27 April 2004, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 4 May 2004. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 4 May 2004. Holders of redeemable B shares are entitled to a non-cumulative preferential dividend at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears; the charge to the profit and loss account in 2003 in respect of these dividends was £nil (2002: £nil).

Principal activities, business review and future development
The Chairman's statement and the Chief Executive's review contains a description of the principal activities of the Group during 2003, references to recent events and likely future developments. Companies throughout the Group undertake, on a continuing basis, research and development of new products and improvement of existing products.

Group turnover and profit is analysed by activity and geographically in the notes to the financial statements.

Donations and contributions
During the year, the Group donated £5,161 for charitable purposes in the United Kingdom.

Political donations
Elementis has no affiliation to any political party or group in any country and makes no political donations.

Directors
The present directors of the Company are Jonathan Fry, Geoff Gaywood, Brian Taylorson, Philip Brown, Michael Hartnall and Edward Wilson, all of whom served throughout the financial year. Richard McNeel resigned as a director on 30 December 2003.

A statement of the directors' interests in the share capital of the Company is set out in the Directors' remuneration report.

Employee communications and involvement
It is Group policy to communicate with all employees on major matters to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including in-house newspapers, bulletins and briefing sessions. The Company operates a savings related share option scheme allowing UK and US employees an opportunity to become shareholders.

Employment policies
The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, gender, age, marital status or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses.

These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

Creditor days

Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Policy on payment of suppliers

The Group applies a policy of agreeing payment terms with each of its major suppliers and abides by these terms, subject to satisfactory performance by the suppliers.

Substantial shareholders

The Company has been advised of the following notifiable interests in the issued ordinary capital of the Company as at the close of business on 23 February 2004:

	Ordinary shares	Percentage of issued ordinary share capital
Silchester International Investors Limited	64,388,539	14.9%
Fidelity International Limited & FMR Corp	38,699,184	9.0%
Brandes Investment Partners LLP	17,672,471	4.1%
Legal and General Investment Management Limited	13,073,713	3.0%

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 22 April 2004.

By order of the Board
Philip Brown
Company Secretary
26 February 2004

Board report on corporate governance

Compliance with the provisions of the original Combined Code
The Company complied with all the provisions set out in Section 1 of the original Combined Code issued in June 1998 throughout the year.

Application of the main and supporting principles set out in the Revised Combined Code
In this report, the heading to each of the main principles in the revised Combined Code issued in July 2003 is set out and the manner in which the Company has applied or intends to apply the main and supporting principles underlying each of the main headings is described.

The Board
The Company has a Board comprising Jonathan Fry, an independent non-executive Chairman, Geoff Gaywood, Chief Executive, two other executive directors and two independent non-executive directors. The senior non-executive director is Michael Hartnall. The Company considers Michael Hartnall to be an independent director notwithstanding the fact that he was appointed a non-executive director of Elementis Holdings Limited, a subsidiary of the Company, more than eleven years ago on 2 February 1993.

The Board operates within a framework of controls used to minimise risks, including a formal schedule of matters specifically reserved for its decision. The Board sets the strategic aims and objectives for the Company and regularly reviews its resources to ensure they are sufficient to meet the Company's needs. The Board regularly reviews management performance and sets values and standards to ensure that its obligations to its shareholders and others are understood and met.

The decisions reserved to the Board are of a strategic and material nature and include the approval of financial statements, circulars to shareholders and press releases, recommendation of dividends, significant changes in accounting policies, convening of shareholder meetings, membership of the Board and its committees, strategic management control matters including approval of Group strategy, annual operating plans, treasury policies, internal control structure and capital and revenue commitments above certain levels. Although the Board retains responsibility for major capital expenditure, disposal of significant fixed assets, material agreements, leases and contracts it delegates responsiblity for those items where they are not material in Group terms, to management committees.

During 2003, the Board met ten times. Richard McNeel, who is based in the US and ceased to be a director with effect from 30 December 2003, was unable to attend three of the meetings and Michael Hartnall was unable to attend one meeting.

The Remuneration Committee held four meetings during the year, all of which were attended by all the members of the Committee. Peter Russell, the Director of Human Resources, was also present at all the meetings and a representative from New Bridge Street Consultants, who have been appointed advisors to the Committee, were in attendance at three meetings.

The Chairman of the Company held a meeting during the year with the other non-executive directors without the executive directors present.

The non-executive directors intend to hold at least one meeting in 2004 without the Chairman present to appraise the Chairman's performance.

Chairman and Chief Executive
The Company has both a Chairman and a Chief Executive. There is a clear division of responsibility which the Board has agreed and is set out in writing, a copy of which can be obtained from the Company website. The Chairman is responsible for running the Board which includes setting the style and tone in which the Board operates, providing a forum for constructive discussion and ensuring receipt of accurate, timely and clear information. The Chairman also ensures that an effective process of communication with the Company's shareholders takes place on a regular basis and that shareholder concerns are made known to all members of the Board. During the year the Company commissioned a comprehensive investor perception survey. This provided existing investors in the Company with the opportunity to comment on an unattributable, anonymous basis on a wide range of issues relating to the Company. The Chief Executive is responsible for the development of strategy, the running of the Group's businesses and reporting on their performance accurately to the Board. Major decisions have to be made by the Board as a whole and no one individual has unfettered powers of decision.

Board balance and independence
The Board comprises three executive and, including the Chairman, three non-executive directors all of whom are considered to be independent. Each director has a vote and no individual or small group of individuals dominates the Board's decision making.

Michael Hartnall has served on the Board of the Company or a subsidiary for eleven years but in all other respects is considered by the Board to be an independent non-executive director whose views and input into Board related decisions are highly valued. Michael Hartnall is the senior non-executive director who is available to shareholders if they have concerns which contact through the usual routes of Chairman, Chief Executive or Finance Director has failed to resolve. A schedule of the names and contact telephone numbers of all directors will be made available to shareholders.

Only members of the Nomination, Audit and Remuneration Committees are entitled to attend such meetings and all other attendees, including the executive directors and advisors to such committees, may only attend by invitation.

Jonathan Fry, who is Chairman of the Company, is also Chairman of the Nomination and Remuneration Committees but is not a member of the Audit Committee. Michael Hartnall is Chairman of the Audit Committee and a member of the Nomination and Remuneration Committees. Edward Wilson, the other non-executive director, is a member of all three Committees. The Chief Executive is a member of the Nomination Committee. The other two executive directors are not members of any of the Committees.

Appointments to the Board

Nomination Committee

The Nomination Committee leads the process for orderly succession planning for Board appointments and makes recommendations to the Board, with the actual appointment being made by the Board as a whole. The Nomination Committee comprises all the non-executive directors and the Chief Executive and is chaired by the Chairman of the Company.

The succession planning process includes reviewing the current skills, knowledge and experience of existing Board members as well as considering the future strategy and objectives to be achieved by the Company so that an appropriate skills set within the Board is maintained.

Any new appointment to the Board involves a comprehensive performance evaluation of the role to be filled and the development of a job description to ensure that the appointment is made on the basis of merit against an agreed objective criteria. In addition, at least one external recruitment consultant is appointed to manage the selection process of potential candidates and open advertising is used where considered appropriate.

The expected time commitment which the role requires is discussed with candidates and clearly set out in the letter of appointment.

The terms of reference of the Nomination Committee are available on request and on the Company website.

Jonathan Fry, who is Chairman of the Company, is also Chairman of Control Risk Group Holdings Limited. He retired as Chairman of Christian Salvesen plc in 2003.

Information and professional development

The Board normally meets at least ten times a year and papers to be considered at each Board meeting are usually provided five clear days before each meeting. A report from the Chief Executive on current trading and major business issues is considered at each meeting and the Board also considers reports from various heads of corporate functions, including finance and legal, on a regular basis. In addition the Board agrees major strategic initiatives and the operating plan for the following financial year. Such information enables business performance to be monitored, evaluated, discussed and challenged where necessary and enables informed, sound decisions to be made.

The Chairman is to lead the process to ensure that all directors keep their skills and knowledge up to date to enhance the overall effectiveness of the Board and its Committees and actively encourages professional development. The Company ensures that the financial resources and time are available for directors to attend courses and seminars where necessary.

An induction programme is in place to help a new director settle into his/her role and become effective as quickly as possible. The programme includes details of fiduciary duties and dealing restrictions as outlined in the Model Code, Board and business related matters, meetings with senior management, site visits and the opportunity to meet with major shareholders.

Performance evaluation of the Board, its Committees and individual directors
The Board intends to conduct a rigorous evaluation of its own performance and that of its Committees and its individual directors on an annual basis. The process will be initiated in 2004.

The process which will be used to undertake such evaluation will initially include assistance from an external specialist who will carry out in-depth discussions with each director to assess their contribution to the Company, including the level of expertise and skills which each individual is bringing to the Board. A Board capability and skills mix analysis will then be produced to review the available skills with likely challenges the Company may face. A performance criteria will then be established and a performance framework created against which directors will be reviewed and developed if necessary. The performance of the Board and its members will then be evaluated against the targets for improvement and development which are set. A similar procedure will also be applied to evaluate the performance of the Committees.

Re-election of directors
The Articles of the Company require the directors to retire from office and submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The directors retiring at the next Annual General Meeting and submitting themselves for re-election are Michael Hartnall, who has been a director of the Company or a related Company for more than eleven years, and Edward Wilson. Biographical details and reasons why the Board is proposing the re-elections will be included in the Notice convening the AGM to enable shareholders to make an informed decision.

The level and make-up of directors' remuneration
The level and make-up of remuneration is set out in the Directors' remuneration report. As that report shows, a proportion of executive directors' remuneration is linked to corporate performance through the Performance Share Plan, the Executive Share Option Scheme and the annual bonus scheme.

Procedure on Board remuneration
The remuneration of the executive directors is the responsibility of the Remuneration Committee which is more fully described in the Directors' remuneration report. The responsibilities of the Committee include the determination of (i) the Company's policy on remuneration of executive directors and (ii) the specific remuneration in all its forms and all other terms of service of executive directors. The Remuneration Committee comprises all the non-executive directors and is chaired by the Chairman of the Company. None of the executive directors are members of the Remuneration Committee and no director is involved in deciding his own remuneration.

The remuneration of the non-executive directors is the responsibility of the Board as a whole but no director may vote on his own remuneration.

Financial reporting
The directors have acknowledged, in the Director's responsibilities statement, their responsibility for preparing the financial statements of the Company and the Group. The auditors have included, in the independent auditors' report, a statement about their reporting responsibilities.

The directors are also responsible for the publication of an un-audited interim report of the Group which provides balanced and understandable assessments of the Group's financial position for the first six months of each account period. The same standards are applied to other price sensitive public reports and reports to regulators, as well as to information provided to satisfy statutory requirements.

After making appropriate enquiries, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Board report on corporate governance
continued

Internal controls
The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that an ongoing process for identifying, evaluating and managing sufficient risks faced by the Group was in place throughout 2003 and up to the date that the Annual Report 2003 was approved. This process is regularly reviewed by the Board and accords with the internal control guidance for directors as required by the Combined Code.

A risk management committee consisting of senior functional managers exists to enhance management's ability to review and monitor the effectiveness of this process on a regular basis. The terms of reference of the committee include supporting corporate governance requirements, recommending business risk strategy and developing policies and procedures for risk management and internal controls. They also include the monitoring of the effectiveness of internal controls and the design of processes to test the effectiveness of control.

Businesses are required to include internal controls on agendas for their regular management meetings and to report half yearly to the risk management committee on actions taken to review the effectiveness of those controls. Businesses are also required to have processes to identify risks and, so far as possible, take action to reduce those risks.

At the meeting held in December 2003, the Board carried out its annual review of the effectiveness of internal controls. This involved a presentation from the risk management committee on action taken during the year to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Audit Committee and Auditors
The Audit Committee comprises Michael Hartnall who is Chairman and Edward Wilson. The Chairman of the Company is not a member of the Audit Committee.

The Committee operates under written terms of reference which are available on the Company's website and upon request.

The responsibilities of the Committee include a detailed review of the interim and annual financial statements prior to their recommendation to the Board for approval.

The Audit Committee undertakes an annual review of the Company's financial controls. The annual review of the Company's internal control and risk management systems is undertaken by the Board of the Company.

It is intended that during 2004 a process will be implemented which will enable the effectiveness of the Internal Audit Department to be monitored and reviewed by the Audit Committee.

The Audit Committee will continue to keep under review the scope and results of the external audit and its cost effectiveness. The Audit Committee will make recommendations to the Board for the re-appointment/removal of the external auditors and for approval of their remuneration and terms of engagement.

The Audit Committee reviews the process which is in place to ensure the independence and objectivity of the external auditors, including changes to the membership of the external audit team at regular intervals. The Committee has also put in place a process to review and monitor the effectiveness of the external audit.

A policy regarding the engagement of the external auditor to supply non-audit services has been implemented. The policy recognises the importance of maintaining the objectivity and independence of the external auditors by minimising their involvement in projects of a non-audit nature. It is, however, also acknowledged that due to their detailed understanding of the Company's business it may sometimes be necessary to involve the external auditors in non-audit related work.

The work which the Audit Committee undertakes to discharge its responsibilities centres around its meetings. It is proposed that in 2004 and in subsequent years the Audit Committee will meet at least four times; in February, June, July and September.

February meeting

- Part of the meeting to be held with only representatives from the external auditors present; this will provide the external auditors with the opportunity to express any concerns with no members of executive management present
- Review report from external auditors on the financial statements and disclosures in respect of the previous financial year
- Review and comment on the financial statements in respect of the previous financial year prior to their publication
- Approve management representation letter to the external auditors
- Consider effectiveness of the external auditors and whether audit plan had been met
- Consider external auditors' independence and objectivity
- Recommend to the Board the re-appointment of the external auditors
- Ensure that reporting to shareholders will be in compliance with the Combined Code
- Review of the effectiveness of internal financial controls
- Review work undertaken by the internal auditors for the second half of previous year

June meeting

- Approve external auditors' engagement letter in connection with their review of the financial information for the six months ending 30 June
- Review work undertaken by the internal auditors for the year to date

July meeting

- Part of the meeting will be held with only representatives from the external auditors present for the reason referred to in respect of the February meeting
- Review report from external auditors on their review of financial information for the previous six months ended 30 June
- Review and comment on the financial information for the previous six months ended 30 June prior to its publication
- Approve management representation letter to the external auditors

September meeting

- Part of the meeting to be held with only representatives from the internal auditors present; this will provide the internal auditors with the opportunity to express any concerns with no other members of executive management or the external auditors present
- Consider the effectiveness of internal audit
- Review internal audit programme for the following year
- Consider report from the internal auditors
- Consider the effectiveness of the Audit Committee
- Approve scope of work and fees in connection with the external audit of the financial statements and disclosures in respect of the financial year ending on 31 December
- Approve external auditors' engagement letter in connection with their audit of the financial statements and disclosures in respect of the financial year ending 31 December

Dialogue with institutional shareholders

The Board ensures that a satisfactory dialogue with shareholders takes place and that all the directors, in particular the non-executive directors, have an understanding of the views and concerns of major shareholders about the Company. This is achieved by the directors maintaining contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company and reporting back to the Board. Shareholders are given the opportunity to meet any of the directors of the Company should they so wish.

Constructive use of the Annual General Meeting

The Board uses the Annual General Meeting (AGM) as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to ask questions relating to the Company.

At the AGM the Company shows details of all proxy votes lodged against each resolution after the vote has been taken on a show of hands. Details of the proxy votes include those for and against each resolution and the number of abstentions. Each substantially separate issue is presented as a separate resolution and the Chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions from shareholders.

The notice of the AGM and related papers are posted to shareholders more than 20 working days before the AGM.

Directors' remuneration report

The Remuneration Committee ("the Committee")
Remuneration paid to executive directors is considered and determined by the Remuneration Committee. The Committee comprises Jonathan Fry, the Chairman of the Committee, Michael Hartnall and Edward Wilson, all of whom are non-executive directors. The Chief Executive attends some meetings of the Committee in an advisory capacity but is not a Committee member and is not present for discussions which directly concern him.

None of the executive directors have served as a non-executive director of another company outside the Group during the year.

Advisers to the Committee
The Director of Human Resources is the internal adviser to the Committee who provides information and advice to facilitate discussion and decision making on remuneration matters. He also provides the Company and its subsidiaries with services which include the setting of employment policies, recruitment of senior managers and overall responsibility for all major issues involving human resources. The Director of Human Resources was appointed by the Company.

New Bridge Street Consultants, who were appointed by the Committee, provide information and data to the Committee to assist with the development of executive remuneration and, in particular, in relation to the development of share incentive schemes. They also help the Committee agree appropriate packages reflecting the remuneration policy.

The Committee also uses information provided by Hay Group, who were appointed by the Company, relating to rates of pay for similar positions in comparable companies.

Policy on directors' remuneration
Remuneration policy centres, and will continue to centre, on ensuring that remuneration packages are sufficiently competitive, in both fixed and variable terms, to attract, retain and motivate the right calibre of executive director for each individual function. The fixed and variable elements are of equal importance in achieving these objectives. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. The constituent parts of those packages are set out in the following paragraphs.

The policy of the Committee is to set basic salaries at a level which is competitive with that of comparable businesses, with a substantial proportion of the overall remuneration package being linked to individual performance through participation in short term and long term incentive schemes.

Salaries, fees and benefits
Salaries for executive directors are determined by the Committee and are reviewed annually by it, taking into account individual performance over the previous twelve months and pay and employment conditions elsewhere in the Group. Any increases in basic salary are effective from 1 July in each year.

Benefits relate to the provision of cars, life assurance and medical cover.

Fees for non-executive directors are determined by the Board, having regard to fees paid to non-executive directors in other UK quoted companies, the time commitment and responsibilities of the role. No options are held by the non-executive directors. Individuals cannot vote on their own remuneration.

Short-term incentive arrangements

The 2003 annual bonus scheme for executive directors was based on operating profit and working capital relative to the operating plan for that year. The maximum value of annual bonus under the scheme was 70 per cent of basic salary. Executive directors were eligible to receive 80 per cent (equivalent to 56 per cent of annual basic salary) of any bonus in cash and 20 per cent (equivalent to 14 per cent of annual basic salary) in the form of a deferred share award. The shares to be held in trust by the Trustee of the Company's Employee Share Ownership Trust for three years and would normally be forfeited if an executive left or was dismissed. No bonuses were paid in respect of operating profit as the performance target was not met. Bonuses paid in respect of achieving the working capital targets are shown in the table on page 40. A similar annual bonus scheme is in place for 2004.

Performance Share Plan

The executive directors have previously participated in the Performance Share Plan which is a long term incentive plan. Total shareholder return (TSR) was used as the performance measure in order to align the level of reward to directors with the interests of shareholders.

Under the Performance Share Plan, participants are, on payment of a nominal option price of 1 penny per share, able to exercise options over shares in the Company in respect of an individual grant if the performance criteria are met over a three year performance period. Details of options granted to executive directors under the Performance Share Plan are shown in the table of directors' share options at the end of this report; this includes details of options granted in 2001 which have now lapsed.

At the date of this report, grants made in 2002 remain outstanding. The maximum value of shares over which options were granted was equivalent to 80 per cent of annual basic salary as determined at 1 January 2002 or at date of appointment, if later.

The method used to assess whether the performance condition was achieved is carried out by taking the TSR for each comparator company over a three year period commencing 1 January in the year of the relevant grant, with each company then placed in descending order according to their TSR returns on the basis that the company with the highest return is shown first. If the Company's TSR over the same period is more than the company in the 30th percentile position, all options will become exercisable; options to the value of 60 per cent of salary will be exercisable if in the top 40; 40 per cent if in the top 50 and 20 per cent if in the top 60. No options will be exercisable if the Company's performance is below the 60th percentile position. The TSR information and calculations are carried out by New Bridge Street Consultants.

The comparator companies for purposes of grants in 2002 were the following national and international chemical companies.

FTSE All Share Chemicals Sector	The BOC Group Plc
	Croda International Plc
	Imperial Chemical Industries Plc
	Porvair Plc
	Yule Catto & Co Plc
FTSE Eurotop 300 Chemicals Sector	Akzo Nobel NV
	Ciba Specialty Chemicals Holdings Inc
	DSM NV
	Degussa AG
S&P 500 Chemicals Sector	Dow Chemical Company
	Rohm & Haas Company
Switzerland: Specialty Chemicals	Lonza Group AG
S&P 400 Specialty Chemicals	Ferro Corp
	HB Fuller Co
	Minerals Technologies Inc
	Arch Chemicals Inc
	Quaker Chemical Corp
France: Chemicals	Rhodia SA

The definition of market value in relation to a share on any date is the average of the daily middle market quotations of such shares over a period of three months ending on the dealing day immediately preceding such date.

In order to emphasise the long term nature of the Performance Share Plan, participants may only sell enough shares to cover their liability for income tax arising on the exercise of an option within the two year period following the date of the exercise of that option.

The Company's Employee Share Ownership Trust (ESOT) was established in 1995 and has purchased shares in the Company to meet the exercise of some of the options outstanding under the Performance Share Plan. At 31 December 2003, the ESOT held 670,729 shares with a market value of £0.2 million. The right to dividends on ordinary shares owned by the ESOT has been waived.

No further options are to be granted under the Performance Share Plan.

1987 and 1998 Executive Share Option Schemes

The 1987 Executive Share Option Scheme (the "1987 Scheme") and the 1998 approved and unapproved Executive Share Option Schemes (the "1998 Scheme") which replaced the 1987 Scheme, are discretionary option schemes under which senior management below Board level were granted options to purchase shares in the Company. The option price at which options may be exercised is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

2003 Executive Share Option Scheme

The 2003 Executive Share Option Scheme (the "2003 Scheme") was approved at the 2003 AGM.

The 2003 Scheme has replaced the 1998 Scheme and reflects current guidelines issued by institutional investors and current market practice. Following the adoption of the 2003 Scheme, no further awards will be made under the 1998 Scheme or the Performance Share Plan. Existing awards will, however, continue to be exercisable.

The key points of the 2003 Scheme are as follows:

- options will be granted with an exercise price per share based on the Company's share price immediately before the date of grant
- the shares valued at the date of grant under options granted to an executive in any financial year will not normally exceed 1.5 times basic salary
- conditions attached to the exercise ability of options granted in 2003 to executive directors and other members of the management team were based partly on the Company's earnings per share growth relative to inflation, and partly on the Company's total shareholder return relative to the initial comparator group comprising national and international chemical companies used in the Performance Share Plan. The following targets applied to executive directors and other members of the management team.

Proportion of option grant exercisable as multiplier of base salary	EPS / TSR split	Performance criteria to be met for options to be exercisable
0.0 to 0.7	50% EPS	Annual average EPS growth of 4% + RPI
	50% TSR	TSR at median
0.71 to 1.5	50% EPS	Annual average EPS growth of 4.1% + RPI to 10% + RPI (straight line vesting)
	50% TSR	Median to upper quartile (straight line vesting)

The EPS performance condition and TSR condition will apply separately to options granted under the 2003 Scheme.

- The performance conditions will initially be tested after three years. If they are not satisfied, then they may be retested after four years, from the same fixed base point. To the extent they are not met after the end of the fourth financial year, the options will lapse
- The Committee believes that this combination of targets is the most appropriate way of measuring both the total returns to shareholders relative to similar businesses and the Company's underlying financial performance. The assessment of the performance targets will be carried out by New Bridge Street Consultants who were chosen because they are advisors to the Committee
- Shareholding guidelines have been introduced for executive directors, who will be expected to retain in shares 50 per cent of the post-tax gains made from the exercise of options under the proposed scheme, or the vesting of awards under the Performance Share Plan, or annual bonuses paid in the form of shares, until they have built up a shareholding equal to their basic salaries.

It is proposed to make a further grant of options under the 2003 Scheme to the executive directors and other senior employees in 2004 on the same basis as the grants made in 2003.

Savings related share option scheme
The 1998 UK savings related share option scheme (the "SAYE Scheme") is a scheme under which all eligible UK employees, including executive directors, can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to acquire shares in the Company on the exercise of their options. The option price at which options may be exercised is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

Options granted to executive directors under the SAYE Scheme are not subject to performance conditions. The SAYE Scheme is an Inland Revenue approved all-employee scheme, the terms of approval for which do not allow the imposition of performance conditions on the exercise of options.

Total shareholder return performance
The following graph illustrates the Company's total shareholder return since 1 January 1999 relative to the FTSE All Share Index, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002.

This graph looks at the value, by the end of 2003, of £100 invested in Elementis on 31 December 1998 compared with that of £100 invested in the FTSE All Share Index.

The Company is a member of the FTSE All Share Index and accordingly this is considered to be the most appropriate broad equity market index for the purpose of measuring the Company's relative performance.


Total shareholder return
Source: Datastream
160
140
120
100
80
60
40
20
0
31 December 1998
31 December 1999
31 December 2000
31 December 2001
31 December 2002
31 December 2003
FTSE All Share Index
Elementis plc

This graph shows the value, by 31 December 2003, of £100 invested in Elementis plc on 31 December 1998 compared with the value of £100 invested in the FTSE All Share Index.

Directors' remuneration report
continued

Directors' remuneration table

	Salaries/ fees 2003 £'000	Bonuses 2003 £'000	Benefits 2003 £'000	Total emoluments excluding pensions 2003 £'000	2002 £'000
Executive					
Geoff Gaywood	349	34	21	404	513
Brian Taylorson	209	21	15	245	286
Philip Brown	165	16	11	192	246
George Fairweather	–	–	–	–	79
Non-executive					
Jonathan Fry (Chairman)	150	–	–	150	150
Michael Hartnall	23	–	–	23	23
Richard McNeel	20	–	–	20	20
Edward Wilson	20	–	–	20	20
	936	71	47	1,054	1,337

Notes:
Brian Taylorson was appointed as a director on 2 April 2002.
George Fairweather resigned as a director and left employment of the Company on 31 March 2002.
Richard McNeel resigned as a director of the Company on 30 December 2003.

Emoluments for Geoff Gaywood and Brian Taylorson exclude salary supplements paid as compensation for the limitation of their pension rights to the Inland Revenue earnings cap. These are shown in the Directors' retirement benefits table.

Benefits include the provision of cars, life assurance and medical cover.

Service contracts
It is the Company's policy that executive directors should have service contracts with a notice period not exceeding 12 months.

Geoff Gaywood, Brian Taylorson and Philip Brown have service agreements with Elementis plc dated 1 October 2001, 2 April 2002 and 8 September 2000 respectively and the appointments shall continue until terminated by either party on giving not less than 12 months' notice to the other party.

Termination payments are not agreed in advance and are determined in accordance with the directors' contractual rights. It is the Committee's policy to ensure that a director's duty to mitigate his loss is taken into account in the calculation of any termination payments.

The terms of engagement for each of the non-executive directors are:

Name	Date of original appointment *as director of the Company*	*Date of expiry*
Jonathan Fry*	11 December 1997	September 2004
Michael Hartnall*	11 December 1997	April 2005
Edward Wilson	1 July 1999	July 2005

The terms of engagement of the non-executive directors are set out in letters which provide that their appointment can be terminated by the Company on any grounds without claim for compensation.

* Jonathan Fry was appointed a non-executive director of Elementis Holdings Limited (formerly Harrisons and Crosfield plc) on 2 September 1997 and Michael Hartnall was appointed a non-executive director of Elementis Holdings Limited (formerly Harrison and Crosfield plc) on 2 February 1993. The shares in Elementis Holdings Limited were acquired by the Company by way of a Scheme of Arrangement in 1998.

The initial fixed term of appointment is usually six years subject to review by the Company after three years and to re-election by the shareholders at least once every three years.

Retirement benefits

Executive directors participate in the Company's Inland Revenue approved funded occupational pension scheme.

The main benefits to executive directors, who contribute a percentage of their salaries to the scheme each year, are:

- an accrual rate of 1/30 for each year of pensionable service
- life assurance cover of four times pensionable salary
- pensions to spouse and dependent children payable on death

All executive directors are subject to the Inland Revenue earnings cap on the amount of salary which may be treated as pensionable. The Company has undertaken to provide benefits on an unfunded basis to Philip Brown equivalent to the entitlements which cannot be provided by the Company's scheme.

The normal pension age for Geoff Gaywood is 65 and, for Philip Brown and Brian Taylorson, is 60.

Directors' retirement benefits table

	Salary supplements 2003 £'000	Salary supplements 2002 £'000	Accrued benefits 31.12.03 £'000	Increase in accrued benefits 2003 £'000	Transfer value of increases in accrued benefits 2003 £'000	Total transfer value at 01.01.03 £'000	Total transfer value at 31.12.03 £'000	Increase in transfer value less directors' contributions 2003 £'000	Increase in accrued benefits (including inflation) 2003 £'000
Executive									
Geoff Gaywood	132	122	7	3	52	66	132	61	3
Brian Taylorson	60	44	7	3	53	53	131	69	3
Philip Brown	–	–	95	8	137	1,280	1,664	378	11
	192	166	109	14	242	1,399	1,927	508	17

Notes:
Geoff Gaywood joined the Company's scheme on 1 December 2001 and the Company has agreed to pay £50,000 per annum into the scheme to fund the cost of providing pension benefits linked to his retirement age of 65.
Accrued benefits for Philip Brown include the value of unfunded unapproved retirement benefits arrangements.
All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value of the increase in accrued benefits discloses the current value of the increase in accrued benefits that the director has earned in the year, whereas the increase in transfer value less directors' contributions discloses the absolute change in transfer value and includes the change in value of the accrued benefits resulting from market volatility affecting the transfer value at the start of the year as well as the additional value earned in the year.

Non-executive directors are not entitled to retirement benefits.

Directors' remuneration report
continued

Directors' shareholdings

	Ordinary shares beneficial holdings		Redeemable B Shares beneficial holdings	
	31.12.03	31.12.02	31.12.03	31.12.02
Geoff Gaywood	125,000	75,000	–	–
Brian Taylorson	70,000	30,000	–	–
Philip Brown	100,278	20,278	–	–
Jonathan Fry (Chairman)	140,240	140,240	–	–
Michael Hartnall	156,000	6,000	171,600	–
Edward Wilson	31,250	31,250	–	35,375

At 31 December 2003 the Trustee of the ESOT held 670,729 shares and the executive directors, Geoff Gaywood, Brian Taylorson and Philip Brown, as potential beneficiaries under the ESOT are deemed to have an interest in the shares held in the ESOT.

Directors' share options

		Ordinary shares under option						
	Option type	31.12.02	Lapsed during 2003	Granted during 2003	31.12.03	Exercise price	Date from which exercisable	Expiry date
Geoff Gaywood	Performance Share Plan	648,866	–	–	648,866	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Scheme	75,501	–	–	75,501	21.9p	1.6.2007	1.12.2007
	Executive Share Option Scheme 2003	–	–	2,217,391	2,217,391	24.8p	29.4.2006	29.4.2013
Brian Taylorson	Performance Share Plan	372,795	–	–	372,795	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Scheme	75,501	–	–	75,501	21.9p	1.6.2007	1.12.2007
	Executive Share Option Scheme 2003	–	–	1,258,696	1,258,696	24.8p	29.4.2006	29.4.2013
Philip Brown	Performance Share Plan	88,010	88,010	–	–	1.0p	1.1.2003	11.4.2007
		151,656	–	–	151,656	1.0p	1.1.2004	31.1.2008
		303,879	–	–	303,879	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Scheme	43,339	–	–	43,339	21.9p	1.6.2005	1.12.2005
	Executive Share Option Scheme 1987*	26,713	26,713	–	–	168.5p	11.5.1996	11.5.2003
		28,204	–	–	28,204	184.8p	13.9.1997	13.9.2004
		36,957	–	–	36,957	152.5p	19.9.1998	19.9.2005
		43,756	–	–	43,756	32.8p	5.11.1999	5.11.2006
	Executive Share Option Scheme 2003	–	–	695,652	695,652	24.8p	29.4.2006	29.4.2013

* The share options granted to Philip Brown under the Executive Share Option Scheme 1987 before 1995 date back to a period when it was not market practice to link the exercisability of options to the satisfaction of a performance condition. Options granted on or after 1995 under that Scheme will only become exercisable if the growth in the EPS exceeds the growth in the Retail Price Index by 6 per cent *(an average of 2 per cent per annum above RPI on a non cumulative basis)* over any three year period during the life of the option. If the required increase in EPS is not met after the first three year period, the performance target may be tested against subsequent three year periods until the option lapses which occurs on the tenth anniversary of the date of its grant.

All of the share options were granted for nil consideration.

The market price of ordinary shares at 31 December 2003 was 32.5 pence and the range during 2003 was 20.5 pence to 44.0 pence. No options were exercised during the year.

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

There has been no change in the directors' shareholdings (all of which are beneficial) and their share options between the year end and 26 February 2004.

Auditable section of the report on remuneration

The following sections and tables constitute the auditable part of the report on remuneration, as defined in Part 3, Schedule 7A of the Companies Act 1985: Sections relating to 'Retirement benefits', 'short-term incentive arrangements', 'Performance Share Plan', '1987 and 1998 Executive Share Option Schemes', '2003 Executive Share Option Scheme' and 'Savings related share option scheme'. Tables headed 'Directors' share options', 'Directors' retirement benefits' and 'Directors shareholdings'.

The report on remuneration has been approved by the Board and signed on its behalf by:

Jonathan Fry
Remuneration Committee Chairman
26 February 2004

Directors' responsibilities statement

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for ensuring that the Company keeps proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. They are also responsible for:

- safeguarding the assets of the Company and the Group
- taking reasonable steps for the prevention and detection of fraud and other irregularities
- ensuring the maintenance and integrity of the Company's corporate website.

Independent auditors' report
to the members of Elementis plc

We have audited the financial statements, which comprise the consolidated profit and loss account, balance sheets, cash flow statement, movement in net borrowings, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements, which have been prepared under the historical cost convention and the accounting policies set out in the notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the directors' responsibilities statement. The directors' are responsible for preparing the Director's remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Chairman's statement, Chief Executive's report, Financial review, Board and senior management biographies, Report of the directors, Board report on corporate governance, the unaudited part of the Directors' remuneration report, the five year record and other information for shareholders.

We review whether the Board report on corporate governance reflects the Company's compliance with the seven provisions of the Combined Code issued, in June 1998, specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
26 February 2004

Consolidated profit & loss account

for the year ended 31 December 2003

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	**2003 £million**	2002 £million
Turnover	2	368.2	–	–	**368.2**	364.9
Operating profit/(loss)						
Before goodwill amortisation and exceptionals		24.4	–	–	**24.4**	20.4
Goodwill amortisation		–	(12.4)	–	**(12.4)**	(13.5)
Exceptionals		–	–	(1.2)	**(1.2)**	(44.7)
		24.4	(12.4)	(1.2)	**10.8**	(37.8)
Associates		0.1	–	–	**0.1**	0.1
Total operating profit/(loss)	2, 3, 4	24.5	(12.4)	(1.2)	**10.9**	(37.7)
Profit on disposal of properties – continuing operations		–	–	–	**–**	4.8
Profit on disposal of properties – discontinued operations		–	–	0.8	**0.8**	1.4
Loss on disposal of businesses – continuing operations		–	–	–	**–**	(2.9)
Profit on disposal of businesses – discontinued operations		–	–	–	**–**	1.0
Profit/(loss) on ordinary activities before interest		24.5	(12.4)	(0.4)	**11.7**	(33.4)
Net interest (payable)/receivable	5	(1.1)	–	–	**(1.1)**	0.1
Other finance charges	5	(5.1)	–	–	**(5.1)**	(0.9)
Profit/(loss) on ordinary activities before tax						
Before goodwill amortisation and exceptionals		18.3	–	–	**18.3**	19.7
Goodwill amortisation		–	(12.4)	–	**(12.4)**	(13.5)
Exceptionals		–	–	(0.4)	**(0.4)**	(40.4)
		18.3	(12.4)	(0.4)	**5.5**	(34.2)
Tax on profit/(loss) on ordinary activities	6	(5.3)	4.4	(0.2)	**(1.1)**	3.5
Profit/(loss) on ordinary activities after tax		13.0	(8.0)	(0.6)	**4.4**	(30.7)
Minority interests – equity		(0.1)	–	–	**(0.1)**	(0.1)
Profit/(loss) for the financial year transferred to/(from) reserves	22	12.9	(8.0)	(0.6)	**4.3**	(30.8)
Earnings/(loss) per ordinary share	7					
Basic and diluted					**1.0p**	(7.1p)
Basic and diluted before goodwill amortisation and exceptionals					**3.0p**	3.4p

Balance sheet
at 31 December 2003

	Note	Group 2003 £million	Group 2002 £million	Company 2003 £million	Company 2002 £million
Fixed assets					
Goodwill	12	**159.3**	187.9	**–**	–
Tangible fixed assets	13	**157.7**	161.9	**–**	–
Investments	14	**3.2**	3.6	**653.1**	653.1
		320.2	353.4	**653.1**	653.1
Current assets					
Stocks	15	**54.4**	60.8	**–**	–
Debtors	16	**68.9**	76.6	**2.7**	2.6
Cash at bank and in hand	18a	**23.8**	44.4	**–**	–
		147.1	181.8	**2.7**	2.6
Creditors: amounts falling due within one year					
Borrowings	18b	**(5.3)**	(5.0)	**(9.2)**	(10.2)
Creditors	17	**(63.5)**	(78.0)	**(0.4)**	(0.2)
		(68.8)	(83.0)	**(9.6)**	(10.4)
Net current assets/(liabilities)		**78.3**	98.8	**(6.9)**	(7.8)
Total assets less current liabilities		**398.5**	452.2	**646.2**	645.3
Creditors: amounts falling due after more than one year					
Borrowings	18b	**(65.4)**	(76.8)	**–**	–
Government grants		**(1.3)**	(1.5)	**–**	–
Amounts due to subsidiary undertakings		**–**	–	**(178.4)**	(166.4)
		(66.7)	(78.3)	**(178.4)**	(166.4)
Provisions for liabilities and charges	19	**(24.8)**	(33.1)	**–**	(0.5)
		(91.5)	(111.4)	**(178.4)**	(166.9)
Net assets excluding net pension liability		**307.0**	340.8	**467.8**	478.4
Net pension liability	20	**(52.8)**	(63.6)	**–**	–
Net assets including net pension liability		**254.2**	277.2	**467.8**	478.4
Capital and reserves					
Called up share capital	22	**23.5**	23.4	**23.5**	23.4
Share premium	22	**1.2**	1.2	**1.2**	1.2
Capital redemption reserve	22	**62.3**	52.9	**62.3**	52.9
Other reserves	22	**–**	–	**163.6**	173.2
Profit and loss account	22	**165.3**	197.8	**217.2**	227.7
Shareholders' funds		**252.3**	275.3	**467.8**	478.4
Minority interests		**1.9**	1.9	**–**	–
		254.2	277.2	**467.8**	478.4
Shareholders' funds					
Equity		**250.4**	273.5	**465.9**	476.6
Non-equity		**1.9**	1.8	**1.9**	1.8
		252.3	275.3	**467.8**	478.4

Geoff Gaywood/Brian Taylorson
Directors

The financial statements were approved by the Board on 26 February 2004.

Cash flow statement

for the year ended 31 December 2003

	Note	2003 £million	2002 £million
Net cash inflow from operating activities	24a	**18.3**	38.0
Returns on investments and servicing of finance			
Interest received		**2.0**	5.0
Interest paid		**(3.6)**	(4.5)
		(1.6)	0.5
Taxation		**(1.3)**	1.7
Capital expenditure and financial investment			
Purchase of fixed assets (less grants received)		**(21.0)**	(16.2)
Disposal of fixed assets		**0.4**	0.9
Disposal of properties – exceptional		**1.1**	9.4
		(19.5)	(5.9)
Acquisitions and disposals			
Acquisition of businesses		**(0.3)**	(28.2)
Disposal of businesses		**–**	3.5
		(0.3)	(24.7)
Cash (outflow)/inflow before use of liquid resources and financing		**(4.4)**	9.6
Financing			
Redemption of B shares		**(9.5)**	(9.6)
Increase/(decrease) in borrowings repayable within one year		**0.2**	(0.8)
(Decrease)/increase in borrowings repayable after one year		**(7.0)**	7.4
Capital element of finance lease payments		**(0.2)**	–
		(20.9)	(3.0)
Management of liquid resources			
Repayment of cash deposits		**14.5**	4.1
(Decrease)/increase in cash	24d	**(6.4)**	10.7

Movement in net borrowings

for the year ended 31 December 2003

	Note	2003 £million	2002 £million
Change in net borrowings resulting from cash flows:			
(Decrease)/increase in cash		**(6.4)**	10.7
Decrease/(increase) in borrowings		**7.0**	(6.6)
Decrease in liquid resources		**(14.5)**	(4.1)
		(13.9)	–
New finance leases		**(0.6)**	–
Currency translation differences		**5.0**	2.6
(Increase)/decrease in net borrowings	24b	**(9.5)**	2.6
Net borrowings at beginning of the financial year		**(37.4)**	(40.0)
Net borrowings at end of the financial year	24c	**(46.9)**	(37.4)

Statement of total recognised gains and losses

for the year ended 31 December 2003

	2003 £million	2002 £million
Profit/(loss) for the financial year	**4.3**	(30.8)
Actuarial gain/(loss) on pension and other post-retirement schemes	**6.0**	(59.4)
Deferred tax associated with pension and other post-retirement schemes	**(2.3)**	18.2
Currency translation differences	**(21.5)**	(25.7)
Taxation on currency translation differences on foreign currency borrowings	**–**	1.5
Total recognised losses for the year	**(13.5)**	(96.2)

Reconciliation of movements in shareholders' funds

for the year ended 31 December 2003

	2003 £million	2002 £million
Profit/(loss) for the financial year	**4.3**	(30.8)
Redemption of redeemable B shares (including issue costs)	**(9.5)**	(9.6)
Goodwill on businesses disposed	**–**	2.6
Actuarial gain/(loss) on pension and other post-retirement schemes	**6.0**	(59.4)
Deferred tax associated with pension and other post-retirement schemes	**(2.3)**	18.2
Currency translation differences	**(21.5)**	(25.7)
Taxation on currency translation differences on foreign currency borrowings	**–**	1.5
Net decrease in shareholders' funds	**(23.0)**	(103.2)
At beginning of the financial year	**275.3**	378.5
At end of the financial year	**252.3**	275.3

Notes to the financial statements

1 Accounting policies

Basis of preparation In 1998, the Company acquired Elementis Holdings Limited by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. The acquisition was accounted for as a merger, the true and fair override being applied such that the fair value acquisition accounting requirements of the Companies Act 1985 were not adopted as, in the opinion of the directors, this would not have given a true and fair view of the Scheme of Arrangement, which in substance represented a change in identity of holding company rather than an acquisition of a business. Accordingly, the financial statements of the Company were combined with those of Elementis Holdings Limited and its subsidiaries in 1998. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The financial statements comprising the consolidated profit and loss account, balance sheets, cash flow statement, movement in net borrowings, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and applicable accounting standards in the UK. These are unchanged from the previous year.

Basis of consolidation The consolidated financial statements include the financial statements of the Company and all its subsidiary undertakings for the year ended 31 December 2003. The results of subsidiary undertakings acquired or disposed of during a year are dealt with in the consolidated profit and loss account from the date of their acquisition or to the date of their disposal.

Joint venture and associated undertakings The Group's share of the results and net assets of joint ventures and associated undertakings included in the consolidated profit and loss account and balance sheet are based on their financial statements for the relevant period ended 31 December 2003.

Turnover Turnover is based on the invoiced value of the sale of goods and services. It excludes sales between Group undertakings, VAT and similar sales based taxes.

Foreign currencies Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Results of overseas undertakings are translated into sterling at the average rates of exchange ruling for the relevant period. Assets and liabilities overseas, and related borrowings, are translated into sterling at the exchange rates ruling at the relevant balance sheet date. Differences arising from the retranslation of opening net assets are dealt with through reserves.

Derivatives Gains and losses on forward foreign exchange contracts, which hedge future purchases and sales denominated in foreign currencies, are taken to the profit and loss account on maturity to match the underlying transactions. Unrealised gains and losses on interest rate swap agreements, which manage the interest rate exposure on borrowings, are carried forward so that the profit and loss account reflects the rate of interest applicable to the instrument which has been entered into.

Pension and other post-retirement benefits In respect of the Group's defined benefit schemes, the full service cost of pension provision for the period, together with the cost of any benefits relating to past service is charged to the profit and loss account. The expected increase in the present value of scheme liabilities and the long term expected return on assets based on the market value of the scheme assets at the start of the period, are included in the profit and loss account under 'net interest payable'. The difference between the market value of the assets of the scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet, net of deferred tax. Any difference between the expected return on assets and that achieved is recognised in the statement of recognised gains and losses together with the difference from experience or assumption changes. The Group also operates a small number of defined contribution schemes and the contributions payable during the year are charged to the profit and loss account.

Employee Share Ownership Plans (ESOPs) ESOPs are included on the balance sheet where the Group has de facto control of the shares held by the ESOT. Where the shares are conditionally gifted or under option to employees/directors at below book value, the difference is amortised as an operating cost in accordance with UITF Abstract 13. Effective 1 January 2004 the Group will apply UITF Abstract 38.

Research and development Expenditure on research, development, patents and trademarks is written off through the profit and loss account in the year in which it is incurred.

Goodwill Goodwill arising on acquisitions since 1 January 1998 is capitalised in the balance sheet and then amortised through the profit and loss account over its estimated useful life, up to a maximum of 20 years. Goodwill arising on acquisitions prior to this date was charged directly against reserves in the year of acquisition; on subsequent disposals this is charged through the profit and loss account.

Leased assets Leases which result in the Group receiving substantially all of the risks and rewards of ownership of an asset are treated as finance leases. An asset held under a finance lease is recorded in the balance sheet and depreciated over the shorter of its estimated useful life and the lease term. Future instalments net of finance charges are included within borrowings. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account and the capital element which reduces the outstanding obligation included in the borrowings. Rental costs arising from operating leases are charged against profit before interest as they arise.

Depreciation Freehold land is not depreciated. Leasehold property is depreciated over the period of the lease. Freehold buildings, plant and machinery, vehicles, fixtures, fittings, tools and equipment are depreciated over their estimated useful lives on a straight line basis. Estimates of useful lives of these assets are:

Buildings	10 – 50 years
Plant and machinery	2 – 20 years
Vehicles	2 – 10 years
Fixtures, fittings, tools and equipment	3 – 20 years

Stocks are stated at cost or net realisable value, whichever is the lower. Cost, in the case of manufactured goods, includes direct and overhead expenses attributable to manufacture.

Taxation Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

Government grants Grants against capital expenditure from government and other bodies are accrued and released to the profit and loss account over the period during which the relevant assets are depreciated.

Notes to the financial statements
continued

2 Segmental information

	Group turnover		Group operating profit/(loss)		Net assets	
	2003 £million	2002 £million	**2003 £million**	2002 £million	**2003 £million**	2002 £million
a) Before goodwill amortisation and exceptionals						
Analysis by activity						
Chromium	**121.9**	109.0	**6.8**	3.7	**90.3**	95.4
Inter-group turnover	**(5.7)**	(6.9)	**–**	–	**–**	–
	116.2	102.1	**6.8**	3.7	**90.3**	95.4
Specialties & Pigments	**209.3**	225.0	**17.6**	18.7	**259.7**	284.6
Specialty Rubber	**42.7**	37.8	**–**	(2.0)	**18.5**	19.9
Associates	**–**	–	**0.1**	0.1	**–**	–
	368.2	364.9	**24.5**	20.5	**368.5**	399.9
Geographical analysis						
North America	**198.2**	191.1	**18.7**	12.6	**268.9**	278.1
Europe	**144.6**	151.4	**3.9**	5.2	**81.3**	105.9
Rest of the World	**25.4**	22.4	**1.9**	2.7	**18.3**	15.9
	368.2	364.9	**24.5**	20.5	**368.5**	399.9
Unallocated liabilities	**–**	–	**–**	–	**(114.3)**	(122.7)
	368.2	364.9	**24.5**	20.5	**254.2**	277.2
b) After goodwill amortisation and exceptionals						
Analysis by activity						
Chromium	**121.9**	109.0	**7.4**	(35.8)	**90.3**	95.4
Inter-group turnover	**(5.7)**	(6.9)	**–**	–	**–**	–
	116.2	102.1	**7.4**	(35.8)	**90.3**	95.4
Specialties & Pigments	**209.3**	225.0	**3.7**	0.7	**259.7**	284.6
Specialty Rubber	**42.7**	37.8	**(0.3)**	(2.7)	**18.5**	19.9
Associates	**–**	–	**0.1**	0.1	**–**	–
	368.2	364.9	**10.9**	(37.7)	**368.5**	399.9
Geographical analysis						
North America	**198.2**	191.1	**7.0**	(39.4)	**268.9**	278.1
Europe	**144.6**	151.4	**2.0**	(1.0)	**81.3**	105.9
Rest of the World	**25.4**	22.4	**1.9**	2.7	**18.3**	15.9
	368.2	364.9	**10.9**	(37.7)	**368.5**	399.9
Unallocated liabilities	**–**	–	**–**	–	**(114.3)**	(122.7)
	368.2	364.9	**10.9**	(37.7)	**254.2**	277.2

Unallocated liabilities comprise:

	2003 £million	2002 £million
Net borrowings	**(46.9)**	(37.4)
Taxation and dividends	**(5.7)**	(7.9)
Post retirement benefits and government grants	**(54.1)**	(65.0)
Other	**(7.6)**	(12.4)
	(114.3)	(122.7)

2 Segmental information continued

	2003 £million	2002 £million
Group turnover analysed by geographical markets		
North America	175.1	175.3
Europe	122.0	129.6
Rest of the World	71.1	60.0
	368.2	364.9

3 Supplementary profit & loss account information

	Before goodwill amortisation and exceptionals £million	Goodwill amortisation and exceptionals £million	2003 Total £million	2002 Total £million
Turnover	368.2	–	368.2	364.9
Cost of sales	(239.4)	–	(239.4)	(284.3)
Gross profit	128.8	–	128.8	80.6
Distribution costs	(62.3)	–	(62.3)	(61.5)
Administrative expenses	(42.0)	(13.6)	(55.6)	(56.8)
Operating profit/(loss)	24.5	(13.6)	10.9	(37.7)

4 Exceptionals

	2003 £million	2002 £million
Operating exceptionals:		
Restructuring costs[1]	1.7	–
Chromium insurance recovery	(0.8)	(1.0)
Impairment charge against Chromium assets	–	35.4
Restructuring of combined Chromium businesses	–	5.1
Restructuring of Linatex business	0.3	0.7
Restructuring of Specialties & Pigments Birtley operation	–	4.5
	1.2	44.7
Non-operating exceptionals:		
Profit on disposal of properties – continuing operations	–	(4.8)
Profit on disposal of properties – discontinued operations	(0.8)	(1.4)
Loss on disposal of businesses – continuing operations	–	2.9
Profit on disposal of businesses – discontinued operations	–	(1.0)
	(0.8)	(4.3)
	0.4	40.4
Tax charge/(credit) on exceptionals	0.2	(3.6)
	0.6	36.8

1 The exceptional restructuring costs arose following the introduction of an enterprise resource planning system and subsequent re-organisation of financial and administrative activities into two shared service centres.

Notes to the financial statements
continued

5 Net interest payable

	2003 £million	2002 £million
a) Net interest payable		
Interest payable:		
On bank loans	**3.0**	3.2
On other loans	**0.2**	0.2
	3.2	3.4
Interest receivable:		
On bank deposits	**(0.8)**	(1.5)
On other loans	**(0.5)**	–
Interest receivable in respect of corporation tax refunds	**(0.8)**	(2.0)
	(2.1)	(3.5)
Net interest payable/(receivable)	**1.1**	(0.1)
b) Other finance charges/(income)		
Unwind of discount on provisions	**0.9**	1.0
Pension and post-retirement liabilities	**4.2**	(0.1)
Other finance charges	**5.1**	0.9
Total interest payable	**6.2**	0.8

6 Taxation

a) Analysis of tax charge in the year

	2003 £million	2002 £million
Current tax:		
UK corporation tax at 30.0%	**–**	2.2
Overseas corporation tax	**1.8**	1.4
Adjustments in respect of prior years	**(1.0)**	(1.0)
Recoverable ACT	**–**	(1.5)
Total current tax	**0.8**	1.1
Deferred tax:		
United Kingdom	**(1.4)**	0.3
Overseas	**(0.5)**	(7.6)
Adjustments in respect of prior periods	**1.2**	2.3
Recoverable ACT	**1.0**	0.4
Total deferred tax	**0.3**	(4.6)
Tax charge/(credit)	**1.1**	(3.5)

6 Taxation continued

b) Factors affecting tax charge for the year

	2003 £million	2002 £million
Profit/(loss) on ordinary activities before tax	**5.5**	(34.2)
Tax on ordinary activities at 30.0%	**1.7**	(10.3)
Recoverable ACT	**–**	(1.5)
Differences in overseas effective tax rates	**(0.7)**	4.3
Expenses not deductible for tax purposes	**0.5**	0.1
Overseas tax losses unrelieved	**0.1**	–
Accelerated capital allowances	**0.2**	(0.2)
Deferred tax not provided on excess capital allowances and other timing differences	**–**	9.7
Prior year adjustments	**(1.0)**	(1.0)
Current tax charge	**0.8**	1.1

c) Factors that may affect future tax charges

The total tax charge in future periods will be affected by any changes in the corporation tax rates in force in the countries in which Elementis operates. The current tax charge will also be affected by the utilisation of surplus ACT and the utilisation of tax losses. The total tax charge will also be affected by the future recognition of the unprovided deferred tax, in relation to losses.

7 Earnings/(loss) per ordinary share

	2003 Profit for the financial year £million	2003 Weighted average number of shares million	2003 Earnings per share pence	2002 (Loss)/profit for the financial year £million	2002 Weighted average number of shares million	2002 Earnings per share pence
Basic earnings/(loss) per share	**4.3**	**431.6**	**1.0**	(30.8)	431.6	(7.1)
Share options	**–**	**6.2**	**–**	–	3.5	–
Diluted earnings/(loss) per share	**4.3**	**437.8**	**1.0**	(30.8)	435.1	(7.1)
Basic earnings/(loss) per share	**4.3**	**431.6**	**1.0**	(30.8)	431.6	(7.1)
Goodwill amortisation net of taxation	**8.0**	**–**	**1.9**	8.7	–	2.0
Exceptionals net of taxation	**0.6**	**–**	**0.1**	36.8	–	8.5
Basic earnings per share before goodwill amortisation and exceptionals	**12.9**	**431.6**	**3.0**	14.7	431.6	3.4
Share options	**–**	**6.2**	**–**	–	3.5	–
Diluted earnings per share before goodwill amortisation and exceptionals	**12.9**	**437.8**	**3.0**	14.7	435.1	3.4

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups.

8 Profit for the financial year attributable to shareholders

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. Of the profit for the financial year attributable to shareholders, a loss of £1.2 million (2002: loss of £1.2 million) is dealt with in the financial statements of the Company.

9 Fees paid to auditors

	Group		Company	
	2003 £million	2002 £million	**2003 £million**	2002 £million
Audit fees and expenses	**0.5**	0.5	**–**	–
Other fees paid to the Company's auditors:				
United Kingdom	**0.4**	0.3	**–**	–
Overseas	**0.2**	0.3	**–**	–
	0.6	0.6	**–**	–
Analysis of other fees by type of service:				
Accounting	**–**	0.1	**–**	–
Tax	**0.3**	0.4	**–**	–
Advisory	**0.3**	0.1	**–**	–
	0.6	0.6	**–**	–

10 Employees

	2003 £million	2002 £million
Employee costs:		
Wages and salaries	**61.9**	62.1
Social security costs	**5.3**	5.0
Pension costs (including other post-retirement costs)	**4.3**	5.4
	71.5	72.5

	2003 Number	2002 Number
Average number of persons employed:		
Chromium	**496**	436
Specialties & Pigments	**1,099**	1,140
Specialty Rubber	**609**	605
	2,204	2,181

11 Directors' emoluments

Detailed information on directors' emoluments, including performance related bonuses and long term incentives, is provided in the Directors' remuneration report.

12 Goodwill

	£million
Group	
Cost	
At 1 January 2003	249.5
Currency translation differences	(22.7)
At 31 December 2003	226.8
Amortisation	
At 1 January 2003	61.6
Charge for the year	12.4
Currency translation differences	(6.5)
At 31 December 2003	67.5
Net book value	
At 31 December 2003	**159.3**
At 31 December 2002	187.9

13 Tangible fixed assets

	Land & buildings £million	Plant & machinery £million	Fixtures, fittings, tools & equipment £million	Under construction £million	Total £million
Group					
Cost					
At 1 January 2003	93.3	287.2	20.1	13.1	413.7
Additions	1.4	1.8	0.9	17.3	21.4
Disposals	(1.1)	(3.3)	(2.7)	–	(7.1)
Transfers	–	9.2	0.6	(9.8)	–
Currency translation differences	(4.4)	(12.0)	(0.9)	(1.9)	(19.2)
At 31 December 2003	89.2	282.9	18.0	18.7	408.8
Depreciation					
At 1 January 2003	46.7	188.7	16.1	0.3	251.8
Charge for the year	3.0	11.2	1.5	–	15.7
Disposals	(0.8)	(3.2)	(2.7)	–	(6.7)
Reclassification	(0.3)	0.2	0.1	–	–
Currency translation differences	(2.0)	(7.0)	(0.7)	–	(9.7)
At 31 December 2003	46.6	189.9	14.3	0.3	251.1
Net book value					
At 31 December 2003	**42.6**	**93.0**	**3.7**	**18.4**	**157.7**
At 31 December 2002	46.6	98.5	4.0	12.8	161.9

Group capital expenditure contracted but not provided for in these financial statements amounted to £0.5 million (2002: £0.6 million). During the year £0.1 million (2002: £0.1 million) was released to the profit and loss account in respect of government grants received.

13 Tangible fixed assets continued

Land and buildings at cost comprised the following:

	Group 2003 £million	2002 £million
Freehold property	**85.9**	88.4
Property on short leases	**3.3**	4.9
	89.2	93.3

14 Investments

	Own shares £million	Unlisted shares at cost £million	Post acquisition results £million	Total £million
Group				
Associates				
At 1 January 2003	–	1.6	0.4	2.0
Retained profits	–	–	0.1	0.1
Currency translation differences	–	(0.2)	(0.1)	(0.3)
At 31 December 2003	–	1.4	0.4	1.8
Other investments				
Cost at 1 January 2003	1.7	1.6	–	3.3
Currency translation differences	–	(0.2)	–	(0.2)
At 31 December 2003	1.7	1.4	–	3.1
Provided at 1 January 2003 and 31 December 2003	1.7	–	–	1.7
Net book value				
31 December 2003	–	**2.8**	**0.4**	**3.2**
31 December 2002	–	3.2	0.4	3.6

The other investment in unlisted shares is in non-voting, redeemable preferred stock in Harcros Chemicals Inc (formerly Harcros Chemicals Acquisitions Inc), the purchaser of the chemical distribution business.

	Unlisted loan £million	Unlisted shares at cost £million	Total £million
Company			
Subsidiary undertakings			
Cost at 1 January 2003 and 31 December 2003	759.0	0.1	759.1
Provision for impairment – at 1 January 2003 and 31 December 2003	(106.0)	–	(106.0)
At 31 December 2003	**653.0**	**0.1**	**653.1**

The investment in unlisted loan is with Elementis Holdings Limited, an indirect wholly owned subsidiary. The provision for impairment was made following a directors' valuation of the subsidiary undertakings using a discounted cash flow methodology. The investment in unlisted shares is in Elementis Group BV, which is a wholly owned subsidiary. The directors' valuation of the unlisted investments of the Group and the Company is not less than their carrying value. Own shares are shares held by an Employee Share Ownership Trust in view of its contingent obligations to transfer ownership of shares to employees in the future arising under the Performance Share Plan referred to in the Directors' remuneration report. The cost of the shares held by the Trust is charged to the profit and loss account over the relevant period until the shares vest unconditionally.

15 Stocks

	Group	
	2003	2002
	£million	£million
Raw materials and consumables	**9.8**	12.3
Work in progress	**6.8**	9.8
Finished goods and goods purchased for resale	**37.8**	38.7
	54.4	60.8

16 Debtors

	Group		Company	
	2003	2002	**2003**	2002
	£million	£million	**£million**	£million
Trade debtors	**55.8**	51.3	**–**	–
Corporate tax recoverable	**1.6**	8.5	**2.7**	2.6
ACT recoverable	**1.5**	1.5	**–**	–
Other debtors	**5.2**	9.8	**–**	–
Prepayments and accrued income	**4.8**	5.5	**–**	–
	68.9	76.6	**2.7**	2.6

Other debtors for the Group include £0.5 million (2002: £0.4 million) falling due after more than one year.

17 Creditors: amounts falling due within one year

	Group		Company	
	2003	2002	**2003**	2002
	£million	£million	**£million**	£million
Trade creditors	**36.8**	43.9	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**0.4**	0.1
Amounts owed to associated undertakings	**1.8**	1.5	**–**	–
Corporate tax payable	**7.8**	16.0	**–**	–
Other taxes and social security	**0.9**	2.0	**–**	–
Other creditors	**3.4**	4.6	**–**	–
Accruals and deferred income	**12.8**	10.0	**–**	0.1
	63.5	78.0	**0.4**	0.2

Notes to the financial statements
continued

18 Financial instruments

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. Policies in respect of financial instruments are contained within the treasury section of the financial review.

(a) Cash at bank and in hand

	Group	
	2003	2002
	£million	£million
Sterling cash deposits	**–**	14.5
Cash at bank	**23.8**	29.9
	23.8	44.4

Sterling cash deposits are placed on the UK money markets at floating bank deposit interest rates for periods of up to three months. Cash at bank is primarily held in sterling and US dollars.

(b) Borrowings

	Group		Company	
	2003	2002	**2003**	2002
	£million	£million	**£million**	£million
Due within one year:				
Bank overdrafts	**1.2**	0.7	**5.3**	5.9
Loan notes	**3.9**	4.3	**3.9**	4.3
Finance lease liabilities	**0.2**	–	**–**	–
	5.3	5.0	**9.2**	10.2
Due after one year:				
Bank borrowings				
due between one and two years	**–**	76.8	**–**	–
due between two and five years	**65.2**	–	**–**	–
Finance leases				
due between one and two years	**0.2**	–	**–**	–
	65.4	76.8	**–**	–
	70.7	81.8	**9.2**	10.2

Bank borrowings are unsecured. Loan notes bear interest at six monthly intervals at one per cent below sterling LIBOR; these are redeemable at par at the option of the holders on any interest payment date, and in any event on 30 April 2005. The Group had undrawn committed facilities available to it at 31 December 2003 of £109.2 million (2002: £174.5 million); these expire in more than two years, and less than five years.

18 Financial instruments continued

All borrowings at 31 December 2003 and 31 December 2002 were at floating rates. The currency profile of the borrowings was:

Currency	**2003 £million**	2002 £million
Sterling	**3.9**	4.3
US dollar	**43.9**	55.9
Euro	**21.1**	19.6
Other	**1.8**	2.0
	70.7	81.8

The majority of floating rate borrowings are for periods of up to six months and bear interest at the relevant inter bank rates plus a margin.

(c) Fair values and hedges

The fair value of cash at bank and in hand and borrowings for the Group and the Company at 31 December 2003 was approximately equal to the book value at that date. There were no unrecognised gains/(losses) on hedges at the start, end or during the year.

(d) Monetary assets and liabilities

The value of monetary assets and liabilities of the Group not held in functional currencies and not hedged at 31 December was as follows:

	US dollar £million	Euro £million	Other £million	2003 Total £million
Functional currency				
Sterling	4.9	6.1	0.1	11.1
US dollar	–	–	0.5	0.5
Euro	–	–	–	–
Other	1.0	–	–	1.0
	5.9	6.1	0.6	12.6

	US dollar £million	Euro £million	Other £million	2002 Total £million
Functional currency				
Sterling	5.2	7.3	0.1	12.6
US dollar	–	–	–	–
Euro	–	–	–	–
Other	2.6	–	–	2.6
	7.8	7.3	0.1	15.2

19 Provisions for liabilities and charges

	Deferred tax £million	Environmental £million	Restructuring £million	Self insurance £million	Total £million
Group					
At 1 January 2003	1.9	19.9	6.4	4.9	33.1
Charge/(credit) to profit and loss account	(1.1)	0.9	2.0	1.0	2.8
Utilised during the year	–	(1.8)	(6.6)	(1.2)	(9.6)
Currency translation differences	0.1	(1.0)	(0.2)	(0.4)	(1.5)
At 31 December 2003	**0.9**	**18.0**	**1.6**	**4.3**	**24.8**

Environmental provisions relate to chemical manufacturing and distribution sites including certain sites no longer owned by the Group. These provisions have been derived using a discounted cash flow methodology and reflect the extent to which it is probable that expenditure will be incurred over the next 20 years. Restructuring provisions at 31 December 2003 primarily relate to the finance and administration restructure following the introduction of a new enterprise resource planning system. Self insurance provisions at 31 December 2003 represent the aggregate of outstanding claims plus a projection of losses incurred but not reported. Restructuring provisions are expected to be utilised during 2004 and self insurance provisions are expected to be utilised within five years.

Deferred tax provision comprises:

	2003 £million	2002 £million
Accelerated capital allowances	**38.9**	39.7
Other timing differences	**(38.0)**	(37.8)
	0.9	1.9

At 31 December 2003 the full amount of surplus ACT previously written off, available for offset against future UK profits, was £21.1 million (2002: £18.7 million) before allowing for amounts set against deferred tax liabilities of £5.3 million (2002: £6.3 million). Deferred tax assets not recognised in respect of tax losses carried forward at 31 December 2003 were £23.2 million (2002: £23.9 million).

20 Pensions and other post-retirement benefits

The Group has a number of contributory and non-contributory pension schemes providing retirement benefits for the majority of employees and all executive directors. The main schemes in the UK and US are of the defined benefit type, the benefits being based on years of service and either the employee's final remuneration or the employee's average remuneration during a period of years before retirement. The assets of these schemes are held in separate trustee administered funds or are unfunded but with provisions maintained on the Group balance sheet. In addition, the Group operates an unfunded post-retirement medical benefit (PRMB) scheme in the US. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum service period. The total cost of post-retirement health care and pensions to the Group was £8.5 million (2002: £5.3 million), of which £4.6 million (2002: £2.7 million) related to overseas schemes.

20 Pensions and other post-retirement benefits continued

A full actuarial valuation was carried out at 30 September 2003 for the UK scheme and at 31 December 2002 for the US schemes. The actuaries updated these valuations to 31 December 2003. The major assumptions used by the actuaries were:

	2003 UK schemes	**2003 US schemes**	2002 UK schemes	2002 US schemes	2001 UK schemes	2001 US schemes
Rate of increase in salaries	**4.25%**	**3.70%**	4.30%	4.70%	4.50%	4.70%
Rate of increase in pensions in payment	**2.75%**	**–**	2.30%	–	2.50%	–
Discount rate	**5.60%**	**6.00%**	5.75%	6.50%	6.00%	6.75%
Inflation assumption	**2.75%**	**3.50%**	2.30%	3.50%	2.50%	3.50%

The main assumptions for the PRMB scheme are a discount rate of 6.0% (2002: 6.5%) per annum and a health care cost trend of 10.00% and 11.00% per annum for claims pre age 65 and post age 65 respectively reducing to 4.5% per annum by 2009 (2002: 4.50%).

Actuarial valuations of pension schemes in other jurisdictions have not been updated for FRS17 purposes because of the costs involved and the considerably smaller scheme sizes and numbers of employees involved.

The assets in the defined benefit pension schemes and the expected rates of return were:

	Expected long term rate of return at year end					
	2003 UK schemes	**2003 US schemes**	2002 UK schemes	2002 US schemes	2001 UK schemes	2001 US schemes
Equities	**8.0%**	**8.5%**	8.0%	8.5%	8.0%	8.5%
Bonds	**4.6%**	**6.0%**	4.1%	6.0%	4.8%	6.0%
Property	**–**	**–**	–	–	6.4%	–
Cash & insured annuities	**3.8%**	**–**	4.0%	–	5.0%	–

	Value at year end					
	2003 UK schemes £million	**2003 US schemes £million**	2002 UK schemes £million	2002 US schemes £million	2001 UK schemes £million	2001 US schemes £million
Equities	**164.6**	**30.3**	127.5	25.2	239.2	27.5
Bonds	**135.0**	**11.8**	147.8	11.1	128.9	17.5
Property	**–**	**–**	–	–	8.9	–
Cash & insured annuities	**16.2**	**0.5**	24.7	1.3	30.5	1.8
	315.8	**42.6**	300.0	37.6	407.5	46.8

20 Pensions and other post-retirement benefits continued

The net pension liability was as follows:

	2003 UK pension schemes £million	2003 US pension schemes £million	2003 US PRMB scheme £million	2003 Total £million
Total market value of assets	**315.8**	**42.6**	**–**	**358.4**
Present value of scheme liabilities	**(365.6)**	**(57.6)**	**(12.7)**	**(435.9)**
Deficit in the schemes	**(49.8)**	**(15.0)**	**(12.7)**	**(77.5)**
Related deferred tax asset	**14.9**	**5.9**	**5.0**	**25.8**
Net pension liability	**(34.9)**	**(9.1)**	**(7.7)**	**(51.7)**

	2002 UK pension schemes £million	2002 US pension schemes £million	2002 US PRMB scheme £million	2002 Total £million
Total market value of assets	300.0	37.6	–	337.6
Obligations in respect of business disposals	(7.9)	–	–	(7.9)
Present value of scheme liabilities	(347.8)	(60.7)	(14.3)	(422.8)
Deficit in the schemes	(55.7)	(23.1)	(14.3)	(93.1)
Related deferred tax asset	15.9	9.0	5.6	30.5
Net pension liability	(39.8)	(14.1)	(8.7)	(62.6)

The net pension liability in respect of pension schemes in other jurisdictions at 31 December 2003 was £1.1 million (2002: £1.0 million).

20 Pensions and other post-retirement benefits continued

The following amounts have been recognised in the performance statements in the year to 31 December 2003:

	2003 UK pension schemes £million	2003 US pension schemes £million	2003 US PRMB scheme £million	2003 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	(2.9)	(2.1)	(0.2)	(5.2)
Past service credit	1.3	–	–	1.3
Total operating charge	(1.6)	(2.1)	(0.2)	(3.9)
Net interest payable receivable/(payable)				
Expected return on pension scheme assets	17.2	2.9	–	20.1
Interest on pension scheme liabilities	(19.5)	(3.8)	(1.0)	(24.3)
Net finance charge	(2.3)	(0.9)	(1.0)	(4.2)
Net profit & loss account charge	(3.9)	(3.0)	(1.2)	(8.1)
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	19.8	5.8	–	25.6
Experience gains and losses arising on scheme liabilities	3.3	1.3	1.3	5.9
Changes in assumptions underlying the present value of scheme liabilities	(21.8)	(2.6)	(1.1)	(25.5)
Actuarial gain recognised	1.3	4.5	0.2	6.0
Movement in deficit during the year				
Deficit in schemes at beginning of the year	(55.7)	(23.1)	(14.3)	(93.1)
Current service cost (incl. member contributions)	(3.3)	(2.1)	(0.2)	(5.6)
Past service credit	1.3	–	–	1.3
Contributions (incl. member contributions)	8.9	4.7	1.0	14.6
Net interest payable	(2.3)	(0.9)	(1.0)	(4.2)
Actuarial gain	1.3	4.5	0.2	6.0
Currency translation differences	–	1.9	1.6	3.5
Deficit in schemes at end of the year	(49.8)	(15.0)	(12.7)	(77.5)

20 Pensions and other post-retirement benefits continued

In addition to the current service cost above, £0.4 million (2002: £0.6 million) was charged to the profit and loss account in respect of defined contribution schemes.

	2002 UK pension schemes £million	2002 US pension schemes £million	2002 US PRMB scheme £million	2002 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	(2.7)	(1.9)	(0.2)	(4.8)
Net interest payable receivable/(payable)				
Expected return on pension scheme assets	21.8	3.3	–	25.1
Interest on pension scheme liabilities	(20.2)	(3.9)	(0.9)	(25.0)
Net return	1.6	(0.6)	(0.9)	0.1
Net profit & loss account charge	(1.1)	(2.5)	(1.1)	(4.7)
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	(57.0)	(8.4)	–	(65.4)
Experience gains and losses arising on scheme liabilities	13.0	0.3	(0.3)	13.0
Changes in assumptions underlying the present value of scheme liabilities	(2.3)	(2.0)	(2.7)	(7.0)
Actuarial loss recognised	(46.3)	(10.1)	(3.0)	(59.4)
Movement in deficit during the year				
Deficit in schemes at beginning of the year	(11.2)	(15.7)	(11.6)	(38.5)
Current service cost (incl. member contributions)	(3.5)	(1.9)	(0.2)	(5.6)
Contributions (incl. member contributions)	3.7	3.1	1.2	8.0
Net interest receivable/(payable)	1.6	(0.6)	(0.9)	0.1
Actuarial loss	(46.3)	(10.1)	(3.0)	(59.4)
On acquisition of business	–	–	(1.1)	(1.1)
Currency translation differences	–	2.1	1.3	3.4
Deficit in schemes at end of the year	(55.7)	(23.1)	(14.3)	(93.1)

Employer contributions in 2003 were £8.4 million (2002: £3.1 million) to UK schemes; £5.7 million (2002: £4.2 million) to US schemes and £0.3 million (2002: £0.4 million) in respect of other schemes. Contributions in 2004 at current exchange rates are expected to be £8.4 million.

Details of experience gains and losses for the year to 31 December	**UK pension schemes 2003 £million**	**US pension schemes 2003 £million**	UK pension schemes 2002 £million	US pension schemes 2002 £million	UK pension schemes 2001 £million	US pension schemes 2001 £million
Difference between the expected and actual return on scheme assets:						
Amount	**19.8**	**5.8**	(57.0)	(8.4)	(55.3)	(7.1)
Percentage of net scheme assets	**6.3%**	**13.6%**	(20.7%)	(20.9%)	(16.5%)	(15.2%)
Experience gains and losses on scheme liabilities:						
Amount	**3.3**	**2.6**	13.0	–	2.2	(0.3)
Percentage of the present value of the scheme liabilities	**0.9%**	**3.7%**	3.7%	–	0.6%	(0.5%)
Total amount recognised in statement of total recognised gains and losses:						
Amount	**1.3**	**4.5**	(46.3)	(10.1)	(76.1)	(10.1)
Percentage of the present value of the scheme liabilities	**0.4%**	**7.8%**	13.3%	13.5%	22.0%	13.6%

21 Operating leases

Lease commitments of the Group to pay operating lease rentals for the next year comprise:

	Land and buildings		Other	
	2003 £million	2002 £million	**2003 £million**	2002 £million
Leases terminating:				
Within one year	**0.9**	1.1	**0.4**	0.5
Between one and five years	**3.0**	2.2	**1.6**	0.6
After five years	**1.1**	0.4	**–**	–
	5.0	3.7	**2.0**	1.1

Operating lease rentals charged to the profit and loss account in the year amounted to £3.7 million (2002: £3.4 million), including £1.6 million (2002: £1.2 million) for plant and machinery.

22 Share capital and reserves

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Profit & loss account £million	Total £million
Group						
At 1 January 2003	21.6	1.8	1.2	52.9	197.8	275.3
Retained profit for the year	–	–	–	–	4.3	4.3
Currency translation differences	–	–	–	–	(21.5)	(21.5)
Issue of B shares	–	9.5	–	–	(9.6)	(0.1)
Redemption of B shares	–	(9.4)	–	9.4	(9.4)	(9.4)
Actuarial gain on pension scheme	–	–	–	–	6.0	6.0
Deferred tax associated with gain on pension scheme	–	–	–	–	(2.3)	(2.3)
At 31 December 2003	**21.6**	**1.9**	**1.2**	**62.3**	**165.3**	**252.3**

At 31 December 2003, the cumulative amount of goodwill written off to reserves for businesses acquired prior to 1 January 1998 amounted to £52.7 million (2002: £52.7 million).

22 Share capital and reserves continued

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Other reserves £million	Profit & loss account £million	Total £million
Company							
At 1 January 2003	21.6	1.8	1.2	52.9	173.2	227.7	478.4
Retained loss for the year	–	–	–	–	–	(1.2)	(1.2)
Issue of B shares	–	9.5	–	–	(9.6)	–	(0.1)
Redemption of B shares	–	(9.4)	–	9.4	–	(9.4)	(9.4)
At 31 December 2003	**21.6**	**1.9**	**1.2**	**62.3**	**163.6**	**217.1**	**467.7**

The authorised share capital of the Company at 31 December 2003 was £32.0 million (2002: £32.0 million) in 5 pence ordinary shares and £125.0 million (2002: £125.0 million) in 1 penny redeemable B shares.

The allotted, called up and fully paid 5 pence ordinary shares comprise:

	Number '000	Share capital £million
At 1 January 2003	431,576	21.6
Issue of shares	65	–
At 31 December 2003	**431,641**	**21.6**

The allotted, called up and fully paid 1 penny redeemable B shares comprise:

	Number '000	B share capital £million
At 1 January 2003	182,957	1.8
Issue of B shares	949,552	9.5
Redemption of B shares	(938,244)	(9.4)
At 31 December 2003	**194,265**	**1.9**

On 2 May 2003, 474,742,205 redeemable B shares were issued to ordinary shareholders at a rate of 1.1 redeemable B shares for every 1 ordinary share held. On 3 November 474,809,266 redeemable B shares were issued to ordinary shareholders at a rate of 1.1 redeemable B shares for every 1 ordinary share held.

Holders of redeemable B shares are entitled, in priority to holders of ordinary shares, to a non-cumulative preferential dividend per share at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears. In the event of a winding up of the Company, repayment is limited to the nominal value of the shares. Holders are not entitled to vote at any general meeting except if a resolution to wind up the Company is to be considered.

Holders of redeemable B shares were given the opportunity to redeem their shares on 2 May 2003 and 3 November 2003. As a result, 938,243,809 redeemable B shares were purchased for cash at their nominal value of 1 penny and cancelled.

22 Share capital and reserves continued

At 31 December 2003, certain directors and employees held the following options to subscribe for ordinary shares of 5 pence each:

	Exercise price per share	**Exercise 2003 Number**	2002 Number
Share option scheme 1987 normally exercisable between:			
11 May 1996 and 11 May 2003	168.5p	–	65,893
13 September 1997 and 13 September 2004	184.8p	**67,855**	74,610
19 September 1998 and 19 September 2005	152.5p	**73,402**	78,574
5 November 1999 and 5 November 2006	132.8p	**73,185**	79,159
		214,442	298,236
Share option scheme 1998 normally exercisable between:			
6 April 2001 and 6 April 2008	137.0p	**68,126**	99,549
15 September 2001 and 15 September 2008	86.0p	**78,488**	78,488
1 April 2002 and 1 April 2009	92.8p	**121,275**	160,607
31 March 2003 and 31 March 2010	69.5p	**1,919,016**	2,142,296
7 March 2004 and 7 March 2011	97.9p	**1,646,959**	1,803,929
10 September 2004 and 10 September 2011	56.5p	**2,127,515**	2,223,451
10 April 2005 and 10 April 2012	29.0p	**3,257,497**	3,396,556
		9,218,876	9,904,876
Share option scheme 2003 normally exercisable between:			
29 April 2006 and 29 April 2013	24.8p	**7,304,072**	–
		7,304,072	–
UK savings related share option scheme 1989 exercisable within six months of:			
1 November 2000 or 1 November 2002	123.6p	–	30,920
		–	30,920
UK savings related share option scheme 1998 exercisable within six months of:			
1 November 2001 or 1 November 2003	94.2p	**74,726**	90,844
1 December 2002 or 1 December 2004	93.4p	**48,028**	101,491
1 June 2003 or 1 June 2005	53.4p	**168,264**	428,477
1 May 2004 or 1 May 2006	78.3p	**135,729**	175,069
1 December 2004 or 1 December 2006	45.2p	**193,633**	265,608
1 June 2005 or 1 June 2007	21.9p	**2,858,810**	3,328,677
1 June 2006 or 1 June 2008	20.5p	**963,720**	–
		4,442,910	4,390,166
US savings related share option scheme exercisable within three months of:			
1 March 2003	85.0p	–	43,948
2 October 2003	34.0p	–	364,599
20 March 2004	25.0p	**562,808**	1,288,912
20 March 2005	18.0p	**2,173,936**	–
		2,736,744	1,697,459
Performance Share Plan exercisable between:			
1 January 2003 and 11 April 2007	1.0p	–	388,406
1 January 2004 and 31 January 2008	1.0p	**629,733**	629,733
1 January 2005 and 11 November 2009	1.0p	**1,325,540**	1,325,540
		1,955,273	2,343,679

The share option schemes 1987 and 1998 are discretionary schemes under which senior management below Board level are granted options to purchase shares in the Company. The option price is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

22 Share capital and reserves continued

The share option scheme 2003 is a discretionary scheme under which Executive Directors and Senior Managers below Board level are granted options to purchase shares in the Company. The option price is the market price of a share on the dealing day immediately preceding the day on which the option is granted with no discount applied. Options are capable of exercise after three years, subject to earnings per share and total shareholder return performance targets being met, and within ten years of the date of grant.

The UK savings related share option schemes 1989 and 1998 are schemes under which UK employees can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

The US savings related share option scheme is a scheme under which US employees can enter into savings contracts with a bank for a period of two years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the market price on the date of grant, discounted by 15 per cent.

The Company has taken advantage of the exemption for Inland Revenue approved employee SAYE schemes provided by UITF abstract 17. Details of the Performance Share Plan are shown in the Directors' remuneration report.

23 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to the repayment of export refunds to the Intervention Board for Agricultural Produce (now the Rural Payments Agency). The Group has recently been informed that the amount of the repayment has been agreed between Pauls Malt Limited and the Rural Payments Agency. Should a warranty claim materialise, this will be vigorously defended and in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

24 Cash flow statement

(a) Net cash inflow from operating activities

	2003 £million	2002 £million
Operating profit/(loss)	**10.9**	(37.7)
Operating exceptionals	**1.2**	44.7
Goodwill amortisation	**12.4**	13.5
Depreciation (less grants credited)	**15.6**	18.3
Earnings before interest, tax, depreciation and amortisation	**40.1**	38.8
Share of profits of associated undertakings	**(0.1)**	(0.1)
Cash inflow on exceptionals	**0.2**	0.3
Decrease/(increase) in stocks	**4.8**	(3.0)
(Increase)/decrease in debtors	**(2.8)**	0.6
(Decrease)/increase in creditors	**(4.9)**	7.3
Provisions movement	**(8.7)**	(2.6)
Pension contributions net of current service cost	**(10.3)**	(3.3)
	18.3	38.0

24 Cash flow statement continued

(b) Reconciliation of cash flow before use of liquid resources and financing to movements in net borrowings

	2003 £million	2002 £million
Cash inflow before use of liquid resources and financing	**(4.4)**	9.6
Redemption of B shares (including issue costs)	**(9.5)**	(9.6)
Currency translation differences	**5.0**	2.6
New finance leases	**(0.6)**	–
(Increase)/decrease in net borrowings	**(9.5)**	2.6

Redeemable B shares of nominal value £9.5 million were issued for nil consideration during the year (2002: £9.0 million).

(c) Analysis of changes in net (borrowings)/cash during the year

	1 January 2003 £million	Cash flow £million	Other non cash changes £million	Currency translation differences £million	31 December 2003 £million
Net cash repayable on demand	29.9	(6.4)	–	0.3	**23.8**
Cash deposits refundable within one year	14.5	(14.5)	–	–	**–**
Borrowings repayable within one year	(5.0)	(0.2)	–	0.1	**(5.1)**
Borrowings repayable after one year	(76.8)	7.0	–	4.6	**(65.2)**
Finance leases	–	0.2	(0.6)	–	**(0.4)**
Net (borrowings)/cash	(37.4)	(13.9)	(0.6)	5.0	**(46.9)**

(d) (Borrowings)/cash repayable on demand

	2003 £million	2002 £million	Change in year £million
Cash at bank and in hand	**23.8**	44.4	(20.6)
Bank borrowings repayable within one year	**(1.2)**	(0.7)	(0.5)
Other borrowings repayable within one year	**(4.1)**	(4.3)	0.2
	18.5	39.4	(20.9)
Borrowings and deposits repayable within one year not repayable on demand:			
Bank deposits	**–**	(14.5)	14.5
Bank borrowings	**1.2**	0.7	0.5
Other borrowings	**4.1**	4.3	(0.2)
Net cash repayable on demand	**23.8**	29.9	(6.1)
Currency translation differences			(0.3)
Decrease in cash per cash flow statement			(6.4)

Notes to the financial statements
continued

25 Principal trading investments

Subsidiary undertakings		Country of incorporation and operation
Elementis Chromium LLP	Chromium chemicals	United Kingdom
Elementis UK Limited trading as:		United Kingdom
Elementis Pigments	Synthetic iron oxide pigments, chromic oxide pigments, carboxylates	
Elementis Specialties	Rheological additives, colourants, waxes, other specialty additives	
Linatex Limited (with fellow Linatex subsidiaries trading in the Netherlands, Malaysia, South Africa, Australia and Belgium)	Abrasion–resistant rubber: sheet, mouldings, fabricated products, linings, screens	United Kingdom
Elementis Chromium LP	Chromium chemicals	United States of America
Elementis Pigments Inc	Synthetic iron oxide pigments, chromic oxide pigments	United States of America
Elementis Specialties Inc	Rheological additives, colourants, waxes, other specialty additives	United States of America
Linatex Corporation of America Inc	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United States of America

Notes:
1 None of the undertakings are held directly by the Company.
2 Equity capital is in ordinary shares, wholly-owned and voting rights equate to equity ownership.
3 All undertakings listed above have accounting periods ending 31 December.
4 Undertakings operating in the United Kingdom are incorporated in Great Britain and registered in England and Wales. In the case of corporate undertakings other than in the United Kingdom their country of operation is also their country of incorporation.
5 All undertakings listed above have been included in the consolidated financial statements of the Group for the year.

Five year record

	2003 £million	2002 £million	2001 £million	2000 £million	1999 £million
Turnover					
Chromium	**116.2**	102.1	118.9	124.8	112.8
Specialties & Pigments	**209.3**	225.0	228.0	234.9	222.9
Specialty Rubber	**42.7**	37.8	46.0	54.1	54.9
Continuing operations	**368.2**	364.9	392.9	413.8	390.6
Discontinued operations	**–**	–	137.5	160.0	144.5
Group turnover	**368.2**	364.9	530.4	573.8	535.1
Operating profit/(loss)					
Chromium	**6.8**	3.7	2.6	23.7	20.3
Specialties & Pigments	**17.6**	18.7	10.8	31.1	28.5
Specialty Rubber	**–**	(2.0)	(0.9)	2.6	2.4
Associates	**0.1**	0.1	0.1	0.1	0.1
Continuing operations before exceptionals and goodwill amortisation	**24.5**	20.5	12.6	57.5	51.3
Goodwill amortisation	**(12.4)**	(13.5)	(14.0)	(13.3)	(12.5)
Exceptionals	**(0.4)**	(44.7)	(5.1)	(3.0)	(15.3)
Discontinued operations	**–**	–	2.4	6.0	5.5
Profit on disposal/termination of businesses & fixed assets	**–**	4.3	1.3	–	6.6
Profit/(loss) before interest	**11.7**	(33.4)	(2.8)	47.2	35.6
Net interest payable	**(6.2)**	(0.8)	(0.5)	(5.1)	(5.4)
Profit/(loss) before tax	**5.5**	(34.2)	(3.3)	42.1	30.2
Tax	**(1.1)**	3.5	8.0	(7.8)	(10.5)
Minority interests	**(0.1)**	(0.1)	(0.1)	(0.1)	0.3
Profit/(loss) for the financial year	**4.3**	(30.8)	4.6	34.2	20.0
Basic					
Earnings/(loss) per ordinary share (pence)	**1.0**	(7.1)	1.0	7.9	4.6
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**3.0**	3.4	2.9	11.6	9.3
Fully diluted					
Earnings/(loss) per ordinary share (pence)	**1.0**	(7.1)	1.0	7.9	4.6
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**3.0**	3.4	2.9	11.5	9.3
Dividends per ordinary share (pence)	**–**	–	–	–	2.0
Dividend cover (times)*	**–**	–	–	–	4.7
Interest cover (times)**	**12.9**	10.8	3.1	11.3	9.5
Shareholders' funds	**252.3**	275.3	378.5	411.2	380.4
Net (borrowings)/cash	**(46.9)**	(37.4)	(40.0)	(41.7)	(45.5)
Weighted average number of ordinary shares in issue during the year (million)	**431.6**	431.6	431.5	431.5	431.5

* before goodwill amortisation and exceptionals
** ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings

The comparatives for 2000 and 1999 have not been restated for the impact of FRS17 and FRS19.

Shareholder services

Registrars
Enquiries concerning shares or shareholdings such as the loss of a share certificate, consolidation of share certificates, amalgamation of holdings or dividend payments should be made to the Company's registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA, UK

Telephone: +44 (0) 870 600 3966
Facsimile: +44 (0) 1903 854031
Website: www.lloydstsb-registrars.co.uk

In any correspondence with the registrars, please refer to Elementis plc and state clearly the registered name and address of the shareholder. *Please notify the registrars promptly of any change of address.*

New issue of redeemable B shares
A further issue of redeemable B shares will be made to ordinary shareholders on the share register on 27 April 2004. Shareholders will have the opportunity to redeem these redeemable B shares for cash at their nominal value on 4 May 2004.

A circular providing full details of the issue and redemption of redeemable B shares and a redemption form will be posted to all ordinary shareholders on 17 March 2004.

Previously issued redeemable B shares
Any holders of previously issued redeemable B shares that have not yet redeemed them will have a further opportunity to redeem them for cash at their nominal value on 4 May 2004. The redemption form is on the reverse of the redeemable B share certificate.

Registrars helpline
For redeemable B share enquiries: Telephone: +44 (0) 870 600 3966

Registrars text phone
For shareholders with hearing difficulties:
Callers inside the UK telephone: 0870 600 3950
Callers outside the UK telephone: +44 121 415 7028

Web-based enquiry service www.shareview.co.uk
Shareholders using this service to obtain details of their shareholdings are required to enter their name, postcode and shareholder reference number which can be found on correspondence from the Registrars and also on share certificates.

Low-cost share dealing service
This service, arranged with the Company's stockbrokers Cazenove, offers a low cost method of buying and selling Elementis shares. *Full details of the service and dealing forms can be obtained from* Cazenove. Tel: +44 (0) 20 7155 5155

Annual General Meeting
The Annual General Meeting of Elementis plc will be held on 22 April 2004 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice of Meeting is given in a separate document accompanying this Annual Report. Details of the ordinary and special business of the Annual General Meeting are also contained in this document.

Shareholder information

Elementis plc

Company Secretary
Philip Brown LLB FCIS

Registered office
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Faxcsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered number
3299608

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
Cazenove & Co Ltd
Hoare Govett Limited

Registrars
Lloyds TSB Registrars

Financial calendar 2004

2004	
26 February	Preliminary announcement of results for the year ended 31 December 2003
2 April	Record date for dividend payable on existing redeemable B shares
22 April	Annual General Meeting
27 April	Closing date for receipt of redeemable B share redemption forms
27 April	Record date for further redeemable B share issue
4 May	Redemption date for redeemable B shares
	Payment date for redeemable B share dividend
29 July*	Announcement of interim results for the six months ending 30 June 2004
2 November	Payment date for redeemable B share dividend

* provisional date

Information for calculation of capital gains tax

First day of trading of redeemable B shares	3 November 2003	2 May 2003	4 November 2002	2 May 2002	2 November 2001	2 May 2001
Number of redeemable B shares issued of 1 penny nominal value for each ordinary share held	1.1	1.1	1.1	1.0	2.1	3.3
Redeemable B share price on the first day of trading	0.750p	0.750p	0.875p	0.875p	0.750p	0.625p
Ordinary share price on the same day	37.37p	24.75p	24.75p	31.5p	30.0p	67.0p
Apportionment percentage for the calculation of capital gains tax:						
Ordinary shares	97.84 %	96.78%	96.36%	97.30%	95.02%	97.01%
Redeemable B shares (apportioned to the number of redeemable B shares issued for each ordinary share held)	2.16%	3.22%	3.64%	2.70%	4.98%	2.99%

Global headquarters

Elementis plc
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK
Tel: +44 (0) 1784 22 7000
Fax: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com

Elementis Pigments
2051 Lynch Avenue
East St. Louis, IL 62204
USA
Tel: +1 618 646 2110
Fax: +1 618 646 2178
Email: pigments.info@elementis-na.com

Specialty Rubber
Wilkinson House
Galway Road
Blackbushe Business Park
Yateley
Hampshire
GU46 6GE, UK
Tel: +44 (0) 1252 743 000
Fax: +44 (0) 1252 743 030
Email: linatex.info@elementis-eu.com

Elementis Chromium
Urlay Nook
Eaglescliffe
Stockton-on-Tees
TS16 0QG, UK
Tel: +44 (0) 1642 780 682
Fax: +44 (0) 1642 791 866
Email: chromium.uk@elementis-eu.com

Elementis Specialties
329 Wyckoffs Mill Road
Hightstown NJ 08520
USA
Tel: +1 609 443 2000
Fax: +1 609 443 2422 / 2207
Email: specialinfo.usa@elementis-na.com

Visit the Elementis website at www.elementis.com


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